UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2021

Amgen Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37702	95-3540776
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Amgen Center Drive Thousand Oaks California	91320-1799
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

(805) 447-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered under Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $0.0001 par value	AMGN	The Nasdaq Stock Market LLC
1.250% Senior Notes Due 2022	AMGN22	The Nasdaq Stock Market LLC
2.000% Senior Notes Due 2026	AMGN26	The Nasdaq Stock Market LLC

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On March 4, 2021, Amgen Inc., a Delaware corporation (“Amgen”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Amgen, Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime”), and Franklin Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Amgen (“Purchaser”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Amgen has agreed to cause Purchaser to commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of Five Prime, par value $0.001 per share (the “Shares”), at a price of $38.00 per Share (the “Offer Price”), in cash, minus any applicable withholding taxes and without interest. Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into Five Prime (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Five Prime continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Amgen. At the effective time of the Merger, each Share (other than Shares validly tendered and irrevocably accepted for purchase pursuant to the Offer, Excluded Shares and Dissenting Shares (each as defined in the Merger Agreement)) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, minus any required withholding of taxes.

The Offer will initially remain open for 20 business days from the date of commencement of the Offer. If at the scheduled expiration time of the Offer any of the conditions to the Offer have not been satisfied (unless such condition is waivable by Purchaser or Amgen and has been waived), Purchaser, at its discretion, may extend, and at the request of Five Prime, Purchaser will extend, the Offer to permit the satisfaction of all Offer conditions.

The obligation of Purchaser to accept for payment, and pay for, Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver, to the extent permitted under applicable legal requirements, of customary conditions, including (i) there being validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Purchaser and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the expiration of the Offer, (ii) the accuracy of Five Prime’s representations and warranties (subject to customary materiality qualifiers), (iii) Five Prime’s compliance or performance in all material respects of its obligations, covenants and agreements it is required to comply with or perform at or prior to the expiration of the Offer, (iv) the absence, since the date of the Merger Agreement, of a Material Adverse Effect (as defined in the Merger Agreement) that is continuing, (v) the expiration or termination of the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (vi) the absence of any law or order prohibiting the consummation of the Offer or the Merger.

The Merger Agreement includes certain representations, warranties and covenants of Five Prime, Amgen and Purchaser, including certain restrictions with respect to Five Prime’s business between signing and consummation of the Merger. Amgen and Five Prime also agreed to use their respective commercially reasonable efforts to take all actions, to file all documents and to do all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the transactions as soon as reasonably practicable, subject to certain limitations set forth in the Merger Agreement.

Five Prime has agreed to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, Five Prime may under certain circumstances provide information to and engage in or otherwise participate in discussions or negotiations with third parties with respect to a bona fide written alternative acquisition proposal that the board of directors of Five Prime (the “Five Prime Board”) has determined in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Offer (as defined in the Merger Agreement) and that failure to take such action would reasonably be expected to constitute a breach of the Five Prime Board’s fiduciary duties under applicable legal requirements. The Merger Agreement also requires that the Five Prime Board recommend that the stockholders of Five Prime accept the Offer and tender their Shares to Purchaser pursuant to the Offer and not, among other things, (i) withdraw (or modify, amend or qualify in a manner adverse to Amgen or Purchaser), or publicly propose to withdraw (or modify, amend or qualify in a manner adverse to Amgen or Purchaser), the Five Prime Board’s recommendation, (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, any alternative acquisition proposal, (iii) fail to include the Five Prime Board’s recommendation in Five Prime’s Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) when filed with the U.S. Securities and Exchange Commission (the “SEC”) when disseminated to Five Prime’s stockholders, or (iv) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Five Prime to execute or enter into any contract with respect to any acquisition proposal (other than a confidentiality agreement). Notwithstanding these restrictions, the Five Prime Board is permitted, subject to the terms and conditions set forth in the Merger Agreement, to change its recommendation and terminate the Merger Agreement to accept a Superior Offer or change its recommendation in response to a Change in Circumstance (as defined in the Merger Agreement), subject in each case to certain matching rights in favor of Amgen.

The Merger Agreement contains certain termination rights for both Five Prime and Amgen, including (i) if the consummation of the transactions has not occurred prior to December 4, 2021 (the “End Date”), (ii) if consummation of the Offer or the Merger is legally prohibited or permanently enjoined or (iii) if the Offer has been withdrawn or terminated in accordance with the terms of the Merger Agreement, provided that the terminating party’s material breach of any provision of the Merger Agreement is not the cause of the events specified in the foregoing subclauses (i) through (iii) occurring. The Merger Agreement may also be terminated by Amgen if (i) the Five Prime Board has effected a Company Adverse Change Recommendation (as defined in the Merger Agreement), (ii) Five Prime has entered into an agreement with respect to a Superior Offer, (iii) the Five Prime Board fails to publicly reaffirm the Five Prime Board’s recommendation upon request by Amgen (subject to certain limitations), (iv) in the case of a tender offer or exchange offer, the Five Prime Board fails to recommend in a Schedule 14D-9 the rejection by its stockholders of such tender offer or exchange offer, or (v) Five Prime has breached any representation, warranty or covenant that cannot be cured by the End Date or, if capable of being cured, has not been cured within 30 days following written notice, if such breach would cause certain of the conditions to closing to not be able to be satisfied. The Merger Agreement may also be terminated by Five Prime (i) subject to the terms and conditions set forth in the Merger Agreement, to accept a Superior Offer, (ii) if Amgen or Purchaser has breached any representation, warranty or covenant that cannot be cured by the End Date or, if capable of being cured, has not been cured within 30 days following written notice, if such breach would reasonably be expected to prevent Amgen or Purchaser from consummating the transactions, or (iii) in the event that Purchaser fails to commence the offer within the specified period (unless such failure to commence the tender offer is principally caused by the material breach of a covenant or obligation by Five Prime) or fails to purchase all Shares validly tendered (and not validly withdrawn) when required to do so under the Merger Agreement. Upon termination of the Merger Agreement (i) by Five Prime to accept a Superior Offer or (ii) by Amgen following a Company Adverse Change Recommendation, Five Prime will be required to pay Amgen a termination fee of $76,000,000. Under certain additional circumstances described in the Merger Agreement, Five Prime must also pay Amgen such termination fee if the Merger Agreement is terminated and, within 12 months following such termination, Five Prime recommends or enters into certain alternative acquisition arrangements and such acquisition is subsequently consummated.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference. The Merger Agreement has been filed to provide information to investors regarding its terms. It is not intended to provide any other factual information about Five Prime, Amgen or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Merger Agreement and this summary should not be relied upon as disclosure about Five Prime or Amgen. None of Five Prime’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Five Prime, Amgen, Purchaser or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Item 7.01	Regulation FD Disclosure.

On March 4, 2021, Five Prime and Amgen issued a joint press release announcing the Merger Agreement, a copy of which is filed as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Item 7.01 and Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor will such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Important Information

This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of common stock of Five Prime described in this Current Report on Form 8-K has not commenced. At the time the tender offer is commenced, Amgen and Purchaser will file, or will cause to be filed, tender offer materials on Schedule TO with the SEC and Five Prime will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY WHEN THEY BECOME AVAILABLE AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials and all other documents filed by, or caused to be filed by, Amgen and Purchaser and Five Prime with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The tender offer materials and related materials also may be obtained for free (when available) under the “Investors – Financials” section of Amgen’s website at https://investors.amgen.com/financials/sec-filings, and the Solicitation/Recommendation Statement and such other documents also may be obtained for free (when available) from Five Prime under the “Investors & Media – Financial Information” section of Five Prime’s website at https://investor.fiveprime.com/index.php/sec-filings. FIVE PRIME’S SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY FIVE PRIME OR AMGEN WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, FIVE PRIME AND AMGEN.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend on or refer to future events or conditions, and include words such as “expect,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “believe,” “seek,” “estimate,” “should,” “may,” “assume” and “continue” as well as variations of such words and similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of Five Prime’s business, performance and opportunities; any potential strategic benefits, synergies or opportunities expected as a result of the proposed transaction; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; potential marketing or regulatory approvals for bemarituzumab, or potential future revenues from such product; as well as any assumptions underlying any of the foregoing.

These statements are not guarantees of future performance and they involve certain risks, uncertainties and assumptions that are difficult to predict. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by our forward-looking statements. There can be no guarantee that the proposed tender offer or the transaction described in this Current Report on Form 8-K will be completed, or that it will be completed as currently proposed, or at any particular time. Neither can there be any guarantee that Amgen or Five Prime’s product, bemarituzumab, will achieve any particular future financial results, or that Amgen will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that bemarituzumab will be submitted or approved for sale in any market, or at any particular time. Neither can there be any guarantee that such product will be successfully commercialized even if regulatory approvals are obtained. In particular, our expectations could be affected by, among other things: uncertainties as to the timing of the tender offer and the merger; the risk that the proposed transaction may not be completed in a timely manner or at all; uncertainties as to the percentage of Five Prime’s stockholders tendering their shares in the tender offer; the possibility that competing offers or acquisition proposals for Five Prime will be made; the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential transaction described in this release, as well as potential regulatory actions or delays with respect to the development of bemarituzumab; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of this announcement or pendency of the proposed transaction on Five Prime’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; risks related to diverting management’s attention from Five Prime’s ongoing business operations; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the successful integration of Five Prime into Amgen subsequent to the closing of the transaction and the timing of such integration; and other risks and factors referred to from time to time in Amgen’s and Five Prime’s filings with the SEC, including Amgen’s current Form 10-K and Five Prime’s current Form 10-K on file with the SEC, including those related to the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection; safety, quality or manufacturing issues; changes in expected or existing competition; and global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors. Amgen and Five Prime are providing the information in this Current Report on Form 8-K as of this date and do not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

2.1*	Agreement and Plan of Merger, dated as of March 4, 2021, by and among Amgen Inc., Franklin Acquisition Sub, Inc. and Five Prime Therapeutics, Inc.

99.1	Joint Press Release, dated March 4, 2021.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

*	Schedules omitted pursuant to Item 601 of Regulation S-K. Amgen agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMGEN INC.

Date: March 4, 2021	By:	/s/ Jonathan P. Graham
	Name:	Jonathan P. Graham
	Title:	Executive Vice President, General Counsel and Secretary

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among:

AMGEN INC.,

FRANKLIN ACQUISITION SUB, INC.,

and

FIVE PRIME THERAPEUTICS, INC.

Dated as of March 4, 2021

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

Exhibits

Exhibit A         Surviving Corporation Certificate of Incorporation

Annexes

Annex I            Conditions to the Offer

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 4, 2021 (the “Agreement Date”), by and among Amgen Inc., a Delaware corporation (“Parent”), Franklin Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Five Prime Therapeutics, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 1.

RECITALS

WHEREAS, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for $38.00 per Share (such amount, or any higher amount per Share paid pursuant to the Offer, being the “Offer Price”), in cash, minus any applicable withholding Taxes and without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned Subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, and each Converted Share shall be converted into the right to receive the Merger Consideration, in cash, minus any applicable withholding Taxes and without interest;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of each of Parent and Purchaser have (i) determined that this Agreement and the Transactions are in the best interests of Parent and Purchaser, respectively, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Offer and the Merger; and

WHEREAS, each of Parent, Purchaser and the Company hereby acknowledges and agrees that the Merger shall be effected under Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement (including this Article 1):

“Acceptable Confidentiality Agreement” means any agreement with the Company that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receives material non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that, in any case, (i) the provisions contained therein are no less favorable in the aggregate to the Company than the terms of the Non-Disclosure Agreement (it being agreed that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Acquisition Proposal) and (ii) such agreement does not contain any provision that prohibits the Company from satisfying its obligations hereunder.

“Acquisition Proposal” means any indication of interest, inquiry, proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition or license of assets of the Company equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (b) the indirect or direct sale, lease, license, transfer, exchange or other disposition (including any distribution, collaboration, disposition or revenue-sharing arrangement) in respect of the Product or any Intellectual Property Rights embodied therein, (c) the issuance or acquisition of 20% or more of the outstanding Shares or total voting power of the Company, (d) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or total voting power of the Company, or (e) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or total voting power of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, in each case other than the Transactions.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” is defined in the Preamble to this Agreement.

“Agreement Date” is defined in the Preamble to this Agreement.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act of 2010, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, state antitrust laws, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Balance Sheet” is defined in Section 4.21 of this Agreement.

“Book-Entry Shares” means non-certificated Shares represented by book-entry.

“Business Day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Laws to be closed.

“Certificated Shares” means Shares evidenced by Certificates.

“Certificates” is defined in Section 3.6(b) of this Agreement.

“Change in Circumstance” means any material event or development or material change in circumstances with respect to the Company occurring or arising after the Agreement Date that was (a) not known or reasonably foreseeable to the Company Board as of the Agreement Date and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances that are the result of factors generally affecting the industries in which the Company operates, the geographic markets in which they operate or where their products or services are sold that have not had or would not reasonably be expected to have a disproportionate effect on the Company, (iii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates or (iv) changes in the market price of the Company Common Stock or the fact that the Company meets or exceeds any internal or analysts’ expectations or projections (provided that, with respect to this clause (iv), the underlying causes of any such events, changes or circumstances may be considered in determining whether a Change in Circumstance occurred to the extent not otherwise excluded by another exception in this definition).

“Closing” is defined in Section 3.3(a) of this Agreement.

“Closing Date” is defined in Section 3.3(a) of this Agreement.

“Code” means the Internal Revenue Code of 1986.

“Company” is defined in the Preamble to this Agreement.

“Company 401(k) Plan” is defined in Section 7.3(b)(iv) of this Agreement.

“Company Adverse Change Recommendation” is defined in Section 7.1(a) of this Agreement.

“Company Associate” means each officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company.

“Company Board” is defined in the Recitals of this Agreement.

“Company Board Recommendation” is defined in the Recitals of this Agreement.

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Contract” means any Contract to which the Company is a party.

“Company Disclosure Documents” is defined in Section 4.6(f) of this Agreement.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the Agreement Date.

“Company Employee Agreement” means each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) the Company and (b) any Company Associate (other than any Company Associate that is part-time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Laws) without any obligation on the part of the Company to make any severance, termination, change in control or similar payment or to provide any benefit (other than as required by applicable Laws).

“Company Equity Plan” means the 2013 Omnibus Incentive Plan.

“Company ESPP” means the 2013 Employee Stock Purchase Plan.

“Company IP” means all Intellectual Property Rights that are (i) owned or purported to be owned by the Company or (ii) exclusively licensed or purported to be exclusively licensed to the Company.

“Company Lease” means any Company Contract pursuant to which the Company leases or subleases Leased Real Property from another Person.

“Company Option” means an option to purchase Shares granted by the Company pursuant to the Company Equity Plan or a Company Prior Plan.

“Company Prior Plans” means the 2010 Equity Incentive Plan and 2002 Equity Incentive Plan.

“Company Related Parties” is defined in Section 9.3(c) of this Agreement.

“Company SEC Documents” is defined in Section 4.6(a) of this Agreement.

“Company Stock Awards” means all Company Options and all Shares of restricted Company Common Stock.

“Company Systems” means the computer systems and other information technology equipment, including the software, cloud storage/computing platforms, mobile devices, firmware and hardware, and associated documentation, in each case that are owned, leased or licensed by the Company for use in the conduct of its business.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Continuing Employee” is defined in Section 7.3 of this Agreement.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, ordinary course of business purchase orders).

“Converted Shares” means the Shares converted pursuant to and in accordance with Section 3.5(a)(iii) of the Agreement.

“COVID-19” means the coronavirus pandemic known as COVID-19.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut-down, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, or by any U.S. industry group, in each case, in connection with or in response to COVID-19.

“Data Privacy and Security Requirements” means, to the extent relating to privacy, data protection and/or security of any Personally Identifiable Information, all applicable (i) Laws, (ii) policies (including privacy policies) of the Company, (iii) generally accepted industry standards applicable to the industry in which the Company operates and (iv) contractual requirements to which the Company is subject.

“Depository Agent” is defined in Section 3.6(a) of this Agreement.

“Determination Notice” is defined in Section 7.1(b)(i) of this Agreement.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Shares” is defined in Section 3.7 of this Agreement.

“DOJ” means the U.S. Department of Justice.

“DTC” is defined in Section 3.6(h) of this Agreement.

“Effect” means any change, effect, circumstance, fact, event or occurrence.

“Effective Time” is defined in Section 3.3(b) of this Agreement.

“Employee Plan” means any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee compensation or benefit plan or arrangement sponsored, maintained, contributed to or required to be contributed to by the Company for the benefit of any current or former employee of the Company or with respect to which the Company has any liability (including, for the avoidance of doubt, any Company Employee Agreement).

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” is defined in Section 9.1(b) of this Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means the Shares to be cancelled pursuant to and in accordance with Section 3.5(a)(i) and Section 3.5(a)(ii) of this Agreement.

“Expiration Date” is defined in Section 2.1(c) of this Agreement.

“Extension Deadline” is defined in Section 2.1(c) of this Agreement.

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the U.S. Federal Food, Drug, and Cosmetic Act.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” is defined in Section 4.6(b) of this Agreement.

“Good Clinical Practices” means with respect to the Company, the then current standards for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects) promulgated or endorsed by any applicable Governmental Body, including those of the United States, as set forth in the FDCA, or other comparable Law of any comparable foreign Governmental Body.

“Good Laboratory Practices” means with respect to the Company, the then current standards, practices and procedures for pharmaceutical laboratories promulgated or endorsed by any applicable Governmental Body, including those of the United States, as set forth in the FDCA, or other comparable Law of any comparable foreign Governmental Body.

“Good Manufacturing Practices” means with respect to the Company, the then current standards mandated by applicable Law of any applicable Governmental Body as in effect at the time of the manufacture, relating to the manufacturing, development, processing, storing, packaging, repackaging, testing, packing, labeling, relabeling, commercial and clinical distribution, transportation, importing, exporting, handling and holding of drug products, as set forth in the FDCA, or other comparable Law of any comparable foreign Governmental Body.

“Governmental Authorization” means any (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

“Hazardous Materials” means any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

“Healthcare Laws” means any Law of any Governmental Body applicable to the Company that relates to: (i) research, investigation, development, quality, safety, efficacy and manufacturing of pharmaceutical products; (ii) Good Laboratory Practices, Good Clinical Practices, and Good Manufacturing Practices; (iii) investigational use; (iv) manufacturing facilities compliance and approval; (v) with respect to pharmaceutical products, safety surveillance, mandated reporting of incidents, occurrences, diseases and events record keeping and filing of required reports with the applicable Governmental Body; (vi) the import into, or export out of, the U.S. of drugs and materials and technology related to pharmaceutical products; (vii) protection against biosafety risk; (viii) the oversight of pharmaceutical or other interventional or non-interventional research studies, including medical and research record retention; and (x) human and animal subjects protection in research.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Inbound License” is defined in Section 4.8(d) of this Agreement.

“IND” means an investigational new drug application or clinical trial application filed with the FDA or any comparable foreign Governmental Body, including all documents, data and other information concerning the applicable drug that are necessary for or filed with such application.

“Indebtedness” means (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company, (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company, (c) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), or (d) any guaranty of any such obligations described in clauses (a) through (c) of any Person other than the Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).

“Indemnified Persons” is defined in Section 7.4(a) of this Agreement.

“Indemnifying Parties” is defined in Section 7.4(b) of this Agreement.

“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, common law rights, moral rights, software, databases and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any common law rights and goodwill associated therewith; (c) rights associated with trade secrets, know-how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” with respect to an Entity means with respect to any matter in question the actual knowledge of such Entity’s executive officers after reasonable inquiry of their direct reports. With respect to Intellectual Property Rights, Knowledge does not require that any of such Entity’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Registered IP clearance searches, and no knowledge of any third-party Registered IP that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers; provided, however, the foregoing shall not exclude any knowledge actually acquired from any such inquiries, opinions or searches that have been conducted or obtained prior to the Closing.

“Law” means any federal, state, local, municipal, foreign or other law (including common law), statute, constitution, principle of common law, resolution, order, ordinance, code, edict, judgment, decree, rule, regulation, ruling or requirement issued, pronounced, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Leased Real Property” is defined in Section 4.20(b) of this Agreement.

“Legal Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Material Adverse Effect” means any Effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company; provided, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect:

(i) any Effect generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industries in which the Company operates;

(ii) any Effect arising out of or otherwise relating to fluctuations in the value of any currency exchange, interest or inflation rates or tariffs;

(iii) any Effect arising out of or otherwise relating to any change (or proposed change) in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP);

(iv) any Effect arising out of or otherwise relating to any act of terrorism, cyberterrorism (whether or not or sponsored by a Governmental Body), outbreak of hostilities, acts of war, trade war, national or international calamity or any other similar event (or the escalation of any of the foregoing);

(v) any acts of God, natural disasters, force majeure events, weather or environmental events or health emergencies, including pandemics (including COVID-19) or epidemics (or the escalation of any of the foregoing) and any governmental or industry responses thereto, including any COVID-19 Measures;

(vi) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings;

(vii) the failure of the Company to meet internal or analysts’ expectations, projections, forecasts, guidance or estimates, including the results of operations of the Company;

(viii) any Effect or other matter resulting from the negotiation, execution, announcement, pendency or performance of this Agreement and the Transactions, including any Effect related to the identity of Parent, or facts and circumstances relating thereto, any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company with any of its current or prospective suppliers, customers, wholesalers, service providers, distributors, licensors, licensees, regulators, employees, creditors, stockholders or other third parties (other than for purposes of any representation or warranty contained in Section 4.5 (Non-Contravention) but subject to disclosures in Section 4.5 of the Company Disclosure Schedule); and

(ix) any Effect arising out of or otherwise directly relating to any action taken by the Company at the written direction or approval of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited from taking by the terms of this Agreement;

provided, however, that in the cases of clauses (i) through (iv), such exclusion shall only be applicable to the extent such matter does not have a materially disproportionate Effect on the Company relative to other companies in the industries in which the Company operates that are of a similar size to the Company, in which case such Effect shall be taken into account only to the extent of such materially disproportionate Effect on the

Company; provided, further, that in the cases of clauses (vi) and (vii), the underlying causes of any such Effect may be considered in determining whether a Material Adverse Effect occurred to the extent not otherwise excluded by another exception in this definition.

“Material Contract” is defined in Section 4.9(a) of this Agreement.

“Merger” is defined in the Recitals of this Agreement.

“Merger Consideration” is defined in Section 3.5(a)(iii) of this Agreement.

“Minimum Condition” is defined in Annex I to this Agreement.

“Nasdaq” means the Nasdaq Global Market.

“Non-Disclosure Agreement” is defined in Section 6.1 of this Agreement.

“Offer” is defined in the Recitals of this Agreement.

“Offer Acceptance Time” is defined in Section 7.1(b) of this Agreement.

“Offer Commencement Date” means the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 2.1(b) of this Agreement.

“Offer Documents” is defined in Section 2.1(e) of this Agreement.

“Offer Price” is defined in the Recitals of this Agreement.

“Offer to Purchase” is defined in Section 2.1(b) of this Agreement.

“Option Consideration” is defined in Section 3.8(a) of this Agreement.

“Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Body that is binding on or applicable to such Person or its property.

“Outbound License” is defined in Section 4.8(d) of this Agreement.

“Owned Company IP” is defined in Section 4.8(b) of this Agreement.

“Parent” is defined in the Preamble to this Agreement.

“Parent Material Adverse Effect” means any Effect that would, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

“Parent Related Parties” is defined in Section 9.3(b) of this Agreement.

“Parties” means Parent, Purchaser and the Company.

“Paying Agent” is defined in Section 3.6(a) of this Agreement.

“Payment Fund” is defined in Section 3.6(a) of this Agreement.

“Permitted Encumbrance” means (a) any Encumbrance that arises out of Taxes either not delinquent or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers, service providers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract Law (including mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract or any license of Intellectual Property Rights in the ordinary course of business, (d) any Encumbrances for which appropriate reserves have been established in the consolidated financial statements of the Company, (e) any Inbound License and any Outbound License and (f) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land-use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

“Person” means any individual, Entity or Governmental Body.

“Personally Identifiable Information” means any information that, alone or in combination with other information held by the Company, can be used to identify an individual person or any individually identifiable health information, or is otherwise protected under privacy Laws applicable to the Company.

“Pre-Closing Period” is defined in Section 6.1 of this Agreement.

“Product” means the Company’s FGFR2b antibody product candidate known as bemarituzumab.

“Purchaser” is defined in the Preamble to this Agreement.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body or Internet domain name registrar, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names and all applications for any of the foregoing.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” means, with respect to an Entity, its directors, officers, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedule 14D-9” is defined in Section 2.2(a) of this Agreement.

“Schedule TO” is defined in Section 2.1(e) of this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shares” is defined in the Recitals of this Agreement.

“Specified Agreement” is defined in Section 7.1(a) of this Agreement.

“Subsidiary” means, with respect to any Person, any Entity of which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or equivalent governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” means a bona fide written Acquisition Proposal on terms that the Company Board (or a committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, (i) is reasonably likely to be consummated in accordance with its terms and (ii) would, if consummated, be more favorable, from a financial point of view, to the stockholders of the Company (in their capacity as such) than the Transactions (taking into account any legal, regulatory, timing, financing and other aspects of such Acquisition Proposal and any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination); provided, that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

“Surviving Corporation” is defined in the Recitals of this Agreement.

“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws.

“Tax” means any tax of any kind whatsoever (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), including any interest, penalty or addition thereto, in each case imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax.

“Termination Condition” is defined in Annex I to this Agreement.

“Termination Fee” is defined in Section 9.3(b) of this Agreement.

“Transaction Litigation” is defined in Section 7.5 of this Agreement.

“Transactions” means (a) the execution and delivery of this Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Willful Breach” means a deliberate act or a deliberate failure to act (including a failure to cure) by the Company, Parent or Purchaser, as the case may be, which act or failure to act constitutes in and of itself a material breach of any agreement or covenant in this Agreement, regardless of whether breaching this Agreement was the object of the act or failure to act (it being agreed by the Parties that Purchaser’s failure to purchase all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement shall be deemed to be a “Willful Breach”).

ARTICLE 2

THE OFFER

Section 2.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article 9, as promptly as practicable after the Agreement Date (but in no event more than ten (10) Business Days after the Agreement Date), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (F) amend, modify, change or waive the Minimum Condition, the Termination Condition or the condition set forth in clause (g) of Annex I, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration, except in accordance with Section 2.1(c) or Section 2.1(d) or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one (1) minute following 11:59 p.m., Eastern Time, on the date that is the twentieth (20th) Business Day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act, unless otherwise agreed to in writing by Parent and the Company (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Subject to the Parties’ respective termination rights under Article 9: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for (A) any period required by any Law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer or Merger and (B) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period specified by the Company of up to ten (10) Business Days per extension, to permit such Offer Condition or Offer Conditions to be satisfied; provided, however, that in no event shall Purchaser (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”): (x) the valid termination of this Agreement in compliance with Article 9 and (y) the first (1st) Business Day immediately following the End Date or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser agrees that it shall not, and Parent shall not permit or authorize Purchaser to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated in accordance with Article 9.

(d) Termination of Offer. In the event that this Agreement is terminated pursuant to Section 9.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Laws, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement (within the meaning of Rule 14d 2 under the Exchange Act) of the Offer, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the “Schedule TO”) that will contain as an exhibit or incorporate by reference the Offer to Purchase, the form of the related letter of transmittal and other customary ancillary documents in each case related to the Offer and (ii) cause the Offer to Purchase and related documents to be disseminated to the holders of Shares. Each of Parent and Purchaser agrees to cause the Schedule TO and all exhibits (including the Offer to Purchase), amendments or supplements thereto (collectively, the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and other applicable Laws, and to not contain any untrue statement of a material fact or omission of a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by Parent or Purchaser with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required in connection with any action contemplated by this Section 2.1(e) so as to enable each of Parent and Purchaser to comply with its obligations hereunder. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with prompt notice of any comments (whether written or oral) that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents (which notice shall include a copy of any written comments) and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff, including the reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Acceptance; Payment Funds. On the terms specified herein and subject only to the satisfaction or waiver (to the extent waivable by Parent or Purchaser) of the Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, irrevocably accept for payment at the Offer Acceptance Time and pay for, all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time. Without limiting the generality of Section 10.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the Agreement Date and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

Section 2.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable after the Purchaser commences (within the meaning of Rule 14d 2 under the Exchange Act) the Offer and Parent causes the Schedule TO to be filed with the SEC, the Company shall file with the SEC and disseminate to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 7.1(b), shall reflect the Company Board Recommendation and include the notice and other information required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Laws, and to not contain any untrue statement of a material fact or omission of a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to information supplied by Parent or Purchaser in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required in connection with any action contemplated by this Section 2.2(a) so as to enable the Company to comply with its obligations hereunder. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with prompt notice of any comments (whether written or oral) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 (which notice shall include a copy of any written comments) and the Company shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff, including the reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. The Company shall promptly furnish Parent with, or shall cause to be promptly furnished to Parent, a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Parent and Purchaser and their Representatives shall hold in confidence the information contained in any such labels, lists and files; shall use such information only in connection with the Offer and the Merger; and, if this Agreement shall be terminated, shall promptly deliver, and shall use their reasonable best efforts to cause their Representatives to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

ARTICLE 3

MERGER TRANSACTION

Section 3.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease and the Company will continue as the Surviving Corporation.

Section 3.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 3.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Article 9, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place remotely by exchange of documents, as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time, subject to the satisfaction or, to the extent permitted by applicable Law, the waiver of, all conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions), or at such other time, place or location as the Parties may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

(c) At the Effective Time, Purchaser shall be merged with and into the Company in accordance with the DGCL, including Section 251(h) thereof, whereupon the separate existence of Purchaser shall cease, and the Company shall be the surviving corporation in the Merger and shall become a wholly owned Subsidiary of Parent, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 3.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit A;

(b) the bylaws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Purchaser as in effect immediately prior to the Effective Time, except the references to Purchaser’s name shall be replaced by references to “Five Prime Therapeutics, Inc.”;

(c) the directors of the Surviving Corporation shall be the respective individuals who served as the directors of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal; and

(d) the officers of the Surviving Corporation shall be the respective individuals who served as the officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 3.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any other stockholder of the Company:

(i) any Shares then held by the Company (including Shares held in the Company’s treasury) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent (other than Shares validly tendered and irrevocably accepted for purchase pursuant to the Offer in accordance with Section 2.1(f)) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) any Shares validly tendered and irrevocably accepted for purchase pursuant to the Offer in accordance with Section 2.1(f) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iv) except for (A) any Shares validly tendered and irrevocably accepted for purchase pursuant to the Offer in accordance with Section 2.1(f), (B) the Excluded Shares and (C) Dissenting Shares, each Share then issued and outstanding shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), minus any withholding of Taxes required by applicable Laws in accordance with Section 3.6(d); and

(v) each share of the common stock, $0.001 par value per share, of Purchaser then outstanding shall be converted into one (1) share of common stock of the Surviving Corporation.

(b) If, between the Agreement Date and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

Section 3.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”), for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to Section 2.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to Section 3.5(a)(iii). The Paying Agent Agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. Immediately prior to the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.1(b) and with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 3.5 (such deposits with the Depository Agent and with the Paying Agent, collectively, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger; provided, however, the Payment Fund may be invested by the Paying Agent as directed by the Surviving Corporation; provided, further, that such investments shall be (1) in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (2) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (3) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, (i) no such investment will relieve Parent, Purchaser, or the Paying Agent from making the payments required by this Article 3 and (ii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement.

(b) Promptly after the Effective Time (but in no event later than three (3) Business Days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.5(a)(iii), (1) in the case of holders of record of Certificated Shares, a form of letter of transmittal in reasonable and customary form (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof pursuant to Section 3.6(f)) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal and (2) in the case of Book-Entry Shares not held through DTC, reasonable and customary provisions regarding delivery of an “agent’s message” with respect to such Book-Entry Shares. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof pursuant to Section 3.6(f)) or Book-Entry Shares, together with, in the case of Certificated Shares, such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled and of no further effect. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund not disbursed to the holders of Certificates or of Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all Payment Funds), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or of Book-Entry Shares for the Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all Encumbrances of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Laws.

(e) Each of the Paying Agent, Parent, Purchaser and the Surviving Corporation shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder of Shares or Company Options such amounts as it is required to deduct and withhold therefrom under applicable Tax Laws. To the extent that such amounts are so deducted and withheld, each such payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body, and such amounts so remitted shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 3.6(d)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article 3.

(g) Notwithstanding anything to the contrary in this Agreement, no holder of uncertificated Shares held through the Depository Trust Company (“DTC”) will be required to provide a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 3.5(a)(iii).

(h) Prior to the Effective Time, each of Parent, Purchaser and the Company will cooperate to establish procedures with the Paying Agent and DTC with the objective that the Paying Agent will transmit to DTC or its nominees on the first (1st) Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of Shares (other than Excluded Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration.

Section 3.7 Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 3.6(d)), and such shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served to it pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Unless this Agreement is terminated pursuant to Article 9, Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

Section 3.8 Treatment of Company Options and Company ESPP.

(a) Each Company Option that is outstanding as of immediately prior to the Offer Acceptance Time shall automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Option that is then outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration minus (y) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with Section 3.8(b) (the “Option Consideration”). No holder of a Company Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such Company Option before or after the Effective Time and such Company Option shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) As soon as reasonably practicable after the Effective Time (but no later than ten (10) Business Days after the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay the aggregate Option Consideration payable with respect to Company Options held by current or former employees of the Company (minus any withholding Taxes required to be deducted and withheld by applicable Laws in accordance with Section 3.6(d)); provided, however, that to the extent the holder of a Company Option did not receive such Company Option in the holder’s capacity as an employee of the Company for employment tax purposes, the Option Consideration payable pursuant to this Section 3.8 with respect to such Company Option shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in Section 3.6.

(c) As soon as reasonably practicable following the date of this Agreement, the Company shall take all reasonable actions, including adopting any necessary resolution, to (i) terminate the Company ESPP, as of immediately prior to the Closing Date, (ii) ensure that no offering period under the Company ESPP shall commence on or after the date of this Agreement, (iii) if the Closing shall occur prior to the end of any offering period in existence under the Company ESPP as of the Closing Date, cause a new exercise date to be set under the Company ESPP, which date shall be ten (10) Business Days prior to the initial Expiration Date, for the automatic exercise of such options on such date, (iv) prohibit participants in the Company ESPP from increasing their payroll deductions from those in effect on the date of this Agreement and (v) provide that the amount of the accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase Shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 3.8(c)), be distributed in cash to such participant as promptly as practicable following the Effective Time.

(d) As soon as reasonably practicable after the Effective Time (but no later than ten (10) Business Days after the Effective Time), Parent shall, or shall cause the Surviving Corporation to, cause each Company employee’s Company ESPP account balance (measured as of immediately prior to the Effective Time) to be distributed in cash to each such employee (minus any withholding Taxes required to be deducted and withheld by applicable Laws in accordance with Section 3.6(d)).

(e) At or prior to the consummation of the Offer, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 3.8. The Company shall take all actions necessary to ensure that from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options.

(f) The Parties hereby acknowledge and agree that the Offer, if consummated pursuant to the terms of this Agreement, constitutes a “Change in Control” for the purposes of the Company Equity Plan and the

Company Prior Plans containing a “Change in Control” or other similar provision and that all outstanding restricted Shares issued pursuant thereto shall be deemed vested as of immediately prior to the Offer Acceptance Time.

Section 3.9 Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Article 3 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2019 (other than any disclosures contained or referenced therein under the captions “risk factors,” “forward-looking statements” and any other disclosures contained or referenced therein of information, factors or risks to the extent that they are predictive, cautionary or forward-looking in nature) and (b) as set forth in the Company Disclosure Schedule (but subject to Section  10.13), the Company hereby represents and warrants to Parent and Purchaser as follows:

Section 4.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except where any failure of such power and authority would not reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have and would not reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) The Company does not have any Subsidiaries. The Company does not own any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity.

Section 4.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of its certificate of incorporation and bylaws, including all amendments thereto, as in effect on the Agreement Date.

Section 4.3 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Company Board has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (c) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer, which resolutions, as of the Agreement Date, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.4 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 100,000,000 Shares, of which 45,939,508 Shares have been issued and are outstanding as of the close of business on March 1, 2021; and (ii) 10,000,000 shares of the Company’s preferred stock, $0.001 par value per share, of which no shares have been issued or are outstanding. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(b) (i) None of the outstanding Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities. The Company Common Stock constitutes the only outstanding class of securities of the Company registered under the Securities Act.

(c) As of the close of business on March 1, 2021: (i) 4,862,570 Shares are subject to issuance pursuant to Company Stock Awards granted and outstanding under the Company Equity Plan and Company Prior Plans and (ii) 4,473,984 Shares are reserved for future issuance under the Company Equity Plan. The Company has delivered or made available to Parent or Parent’s Representatives copies of the Company Equity Plan and Company Prior Plans covering the Company Stock Awards outstanding as of the Agreement Date and the forms of all agreements evidencing such Company Stock Awards. Other than as set forth in this Section 4.4(c), there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company.

(d) Section 4.4(d) of the Company Disclosure Schedule sets forth a correct and complete listing of all outstanding Company Stock Awards as of the date of this Agreement setting forth the number of Shares subject to each Company Stock Award and the holder, grant date and exercise price with respect to each Company Stock Award, as applicable. Each Company Option: (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Plan or Company Prior Plan pursuant to which it was issued, (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant and (iii) has a grant date identical to the date on which the Company Board or the compensation committee of the Company Board actually awarded such Company Option.

Section 4.5 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws of the Company; (b) cause a violation by the Company of any Law applicable to the Company or to which the Company is subject; or (c) conflict with, result in breach of, or constitute a default under, any Material Contract, except in the case of clauses (b) and (c), for such violations, conflicts, breaches or defaults as would not reasonably be expected to have a Material Adverse Effect. Except as may be required by the Exchange Act, the DGCL, the HSR Act and the rules and regulations of Nasdaq, to the Knowledge of the Company, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 4.6 SEC Filings; Financial Statements.

(a) Since January 1, 2019, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the Agreement Date) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (except subject, in the case of the unaudited financial statements, to the absence of footnote disclosure and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material).

(c) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made in accordance with authorizations of management of the Company or the Company Board, as applicable, and (iii) provide reasonable assurance regarding detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its internal control over financial reporting and disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) Since January 1, 2019, the Company has not received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices. The Company has made available to Parent any material communication since January 1, 2019 made by the Company’s management or the Company’s auditors to the audit committee of the Company Board required or contemplated by listing standards of Nasdaq, the charter of the audit committee of the Company Board or professional standards of the Public Company Accounting Oversight Board.

(e) The Company is not a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

(f) Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for inclusion or incorporation by reference in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

Section 4.7 Absence of Changes.

(a) Since the date of the Balance Sheet through the Agreement Date, there has not occurred any Effect that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect.

(b) Since the date of the Balance Sheet: (i) the Company has operated in all material respects in the ordinary course of business consistent with past practice (except for matters relating to the Transactions and this Agreement and discussions, negotiations and transactions related thereto or related to any other potential strategic transactions involving the Product); and (ii) there has not been any action taken by the Company that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.2(b)(i), (iii), (ix), (x), (xiv), (xvi) or (xvii).

Section 4.8 Intellectual Property.

(a) Section 4.8(a) of the Company Disclosure Schedule identifies (i) the name of the applicant/registrant, (ii) the date and jurisdiction of application/registration (including with respect to domain names, the applicable Internet domain name registrar), (iii) the application or registration number and (iv) any other co-owners, in each case, for each item of material Registered IP owned in whole or in part by the Company or exclusively licensed to the Company. Each of the patents and patent applications included in such material Registered IP properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable Laws, and proper invention assignments for such inventors have been timely filed with the United States Patent and Trademark Office or its foreign equivalent, to the extent necessary or advisable under applicable Law. The material Company IP is subsisting, and the issued and granted items included therein are valid and enforceable. No interference, opposition, reissue, reexamination or other proceeding of any nature (other than ordinary course initial examination proceedings at the United States Patent and Trademark Office and foreign equivalents thereof) is pending or, to the Knowledge of the Company, threatened, in which the scope, validity, enforceability, inventorship or ownership of any Company IP is being or has been contested or challenged.

(b) The Company owns and possesses all right, title and interest in and to all material Company IP owned or purported to be owned by the Company (“Owned Company IP”) (except for the right, title and interest of any co-owner disclosed on Section 4.8(a) of the Company Disclosure Schedule), free and clear of all Encumbrances (other than Permitted Encumbrances). The Company owns or has the right to use all material Intellectual Property Rights used in or necessary for (i) the business of the Company as currently conducted and as proposed to be conducted, and (ii) the development, manufacturing and commercialization (in each case, as currently conducted and as proposed to be conducted) of the products or product candidates that are in clinical development or being marketed or sold by the Company, which, in each case will be owned or available for use, following the consummation of the Transactions, on the same terms (including the same payment obligations) as they were owned or available for use by the Company immediately prior to the Closing Date. No Company Associate or other Person (other than as disclosed on Section 4.8(a) of the Company Disclosure Schedule) owns or has any claim, right (whether or not currently exercisable) or interest to or in any Owned Company IP and each Company Associate who is or was involved in the creation or development of any Intellectual Property Rights on behalf of the Company, pursuant to such Company Associate’s activities on behalf of the Company, has signed a written agreement containing a present assignment to the Company of Intellectual Property Rights arising from such activities and appropriate confidentiality provisions protecting the Owned Company IP.

(c) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been or is being used to create Owned Company IP or, to the Knowledge of the Company, any other material Company IP, except for any such funding or use of facilities or personnel that has not and does not result in such Governmental Body or institution obtaining ownership rights to (or the right to obtain ownership rights to) such Company IP, the right to receive royalties or other rights to use or exploit any Company IP.

(d) Section 4.8(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which the Company (i) has a license or other right to any material Intellectual Property Right that is used to develop, manufacture or commercialize, incorporated into or distributed with any product or product candidate of the Company (other than any material transfer agreements, services agreements, clinical trial agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, or commercially available off-the-shelf software licenses, in each case, entered into in the ordinary course of business) (each an “Inbound License”) or (ii) has granted a license or other right to any material Company IP (other than any material transfer agreements, services agreements, clinical trial agreements, non-disclosure agreements, or non-exclusive outbound licenses, in each case, entered into in the ordinary course of business) (each an “Outbound License”).

(e) (i) Neither the operation of the business of the Company nor the making, use, import, sale, offer for sale or other disposition of any product or product candidate of the Company infringes, misappropriates or otherwise violates or has infringed, misappropriated or otherwise violated since January 1, 2019 any Intellectual Property Right owned by any other Person and; (ii) to the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating or has infringed, misappropriated or otherwise violated any Company IP since January 1, 2019. No Legal Proceeding is pending or has been served since January 1, 2019 (or, to the Knowledge of the Company, is being threatened) against the Company or by the Company relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person or of the Company IP. Since January 1, 2019, the Company has not received or asserted any written notice or other written communication (including cease and desist letters) relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by the Company or of any Company IP by any other Person.

(f) The Company has taken reasonable security and other measures to protect the Company IP, including reasonable measures against unauthorized disclosure, to maintain and protect the secrecy, confidentiality and value of its trade secrets and other technical information, and to the Knowledge of the Company, such trade secrets and other technical information have not been used by, disclosed to or uncovered by any Person except pursuant to written, valid and appropriate non-disclosure agreements which have not been breached.

(g) The Company has not been a member or promoter of, or a contributor to any industry standards body or any similar organization that would require or obligate the Company to grant or offer to any other Person any license or right to any Company IP.

(h) None of the Company IP is subject to any pending or outstanding Order or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing of any such Company IP by the Company.

Section 4.9 Contracts.

(a) Section 4.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the Agreement Date. Each of the following Company Contracts shall be deemed to constitute a “Material Contract” for purposes of this Agreement:

(i) any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of $1,250,000 in the fiscal year ending December 31, 2021 or in any fiscal year thereafter and cannot be cancelled by the Company without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date), excluding clinical trial agreements entered into in the ordinary course of business;

(ii) any Company Contract pursuant to which the Company has contingent obligations that upon satisfaction of certain conditions precedent will result in the payment by the Company of more than $1,250,000 in the aggregate over a twelve (12)-month period, in either milestone payments or royalties, upon (A) the achievement of regulatory or commercial milestones or (B) the receipt of revenue or income based on product sales;

(iii) any Company Contract (A) limiting the freedom or right of the Company, in any material respect, to engage in any line of business, drug discovery or development program, therapeutic area or geographic area or with respect to any class of compounds, molecules or products, or with any Person or to compete with any other Person in connection with any of the foregoing or to make use of any material Company IP, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company or (C) containing exclusivity obligations or restrictions or otherwise materially limiting the freedom or right of the Company to research, develop, sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person;

(iv) any Company Contract constituting (A) a joint venture, partnership or similar profit-sharing arrangement, strategic alliance or collaboration or (B) a co-promotion or any material research and development arrangement; in each case of clause (B), that does not constitute a Material Contract under another subsection of this Section 4.9(a);

(v) any Company Contract constituting a Company Employee Agreement pursuant to which the Company is or may become obligated to (A) make any severance, termination or similar payment to any Company Associate or any spouse or heir of any Company Associate except for severance, termination or similar payments that do not exceed $500,000 in cash per beneficiary or that is required by applicable Laws, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary, bonuses or commissions paid in the ordinary course of business or in accordance with past performance or a Company Employee Agreement) in excess of $500,000 to any Company Associate, or (C) grant or accelerate the vesting of, or otherwise modify, any Company Stock Award other than accelerated vesting provided in the Company Equity Plan or any other Company Employee Agreement;

(vi) any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Shares, or to the Knowledge of the Company, any of their Affiliates (other than the Company) or immediate family members (other than offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Stock Awards);

(vii) any Company Contract entered into since January 1, 2019 that relates to the acquisition or disposition of any material business, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(viii) any Company Contract with any Governmental Body under which payments in excess of $1,000,000 were received by the Company in the most recently completed fiscal year;

(ix) any Company Contract that is a settlement, conciliation or similar agreement with or approved by any Governmental Body pursuant to which (A) the Company will be required after the Agreement Date to pay any monetary obligations or (B) that contains material obligations or limitations on the Company’s conduct;

(x) any Company Contract relating to Indebtedness in excess of $1,000,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company;

(xi) any Inbound License and Outbound License;

(xii) any hedging, swap, derivative or similar Company Contract;

(xiii) any Company Contract that relates to manufacturing, supply, distribution, marketing, “contract research” or clinical trial services to be performed on behalf of the Company and provides for minimum future payment obligations by the Company of $1,000,000 even if the Company does not procure services having such value, which Company Contract cannot be cancelled by the Company without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date); and

(xiv) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) As of the Agreement Date, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the Company nor, to the Knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Company, nor, to the Knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would (i) constitute a material breach of or material default under any Material Contract, (ii) result in a right of termination, modification or renegotiation for the counterparty or (iii) cause or permit the acceleration of or other changes to any right of the counterparty or obligation of the Company under any Material Contract. Each Material Contract is, with respect to the Company and, to the Knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. To the Knowledge of the Company, each Material Contract is enforceable by the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Since January 1, 2019 through the Agreement Date, the Company has not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect. The Company has not waived in writing any rights under any Material Contract, the waiver of which would have or be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect.

Section 4.10 No Undisclosed Liabilities. The Company does not have any liabilities, except for: (i) liabilities disclosed on any balance sheet contained in the Company SEC Documents; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement or in connection with the Transactions; (iii) liabilities arising in the ordinary course of business in connection with performance obligations of the Company under the Company Contracts (other than those liabilities resulting from any breach by the Company thereof); (iv) liabilities incurred since the date of the Balance Sheet in the ordinary course of business; and (v) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.11 Litigation. As of the Agreement Date, there is no Legal Proceeding pending (or, to the Knowledge of the Company, threatened) against the Company that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. As of the Agreement Date, there is no legally binding settlement or Order to which the Company is subject that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. As of the Agreement Date, no investigation or review by any Governmental Body with respect to the Company is pending or, to the Knowledge of the Company, is being threatened, other than any investigations or reviews that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

Section 4.12 Compliance with Laws. The Company is, and since January 1, 2019, the Company has been, in compliance with all applicable Laws, except where the failure to be in compliance has not had and would not reasonably be expected to have a Material Adverse Effect and, since January 1, 2019 through the Agreement Date, to the Company’s Knowledge, the Company has not been given written notice of, or been charged with, any unresolved violation of any Law, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.13 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, the Company has filed with the applicable regulatory authorities (including the FDA or any other Governmental Body performing functions similar to those performed by the FDA) all required filings, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports.

Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, all such filings, declarations, listings, registrations, reports or submissions were in compliance with applicable Laws when filed (or were corrected or supplemented by a subsequent submission) and, and no deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, listing, registrations, reports or submissions.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, the Company’s products and product candidates, including the Product, are being and have been, researched, developed, tested, studied, manufactured, stored, supplied, licensed or imported, as applicable, by or on behalf of the Company in compliance with applicable Healthcare Laws. As of the Agreement Date, the Company has not received any written notices or other written communication from the FDA or any other Governmental Body performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests.

(c) The Company has provided or made available to Parent, as of the date hereof, complete and correct copies of each IND filed with respect to any product candidate of the Company currently being developed by the Company, including any material supplements and amendments thereto.

(d) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, the Company has not (i) made an untrue statement of a material fact statement to the FDA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) committed any other act, made any statement or failed to make any statement, including with respect to scientific data or information, that (in any such case) at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy or for any Governmental Body to invoke any similar policy or Law. As of the Agreement Date, the Company is not the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy. Neither the Company nor, to the Knowledge of the Company, any officers, employees, agents or clinical investigators of the Company has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (a) debarment under 21 U.S.C. Section 335a or any similar Law or (b) exclusion under 42 U.S.C. Section 1320a 7 or any similar Law.

(e) The Company has made available to Parent true, correct and complete copies of (i) all material clinical data available as of the date hereof with respect to the Product and, to the extent in the possession of the Company through the date hereof and (ii) all material correspondence of the Company with, and research, pre-clinical, clinical and other applicable material reports filed with or submitted to, Governmental Bodies (and all summaries of such correspondence or reports to the extent available) with respect to the Product through the date hereof.

(f) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, the Company is in compliance and, since January 1, 2019, has been in compliance with all Healthcare Laws applicable to the operation of its business as currently conducted, including (i) any and all applicable federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. Section 1320a-7(b)) and the civil False Claims Act (31 U.S.C. Section 3729 et seq.); (ii) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act; and (iii) Laws which are cause for exclusion from any federal health care program. As of the Agreement Date, no enforcement, regulatory or administrative proceeding is pending, or, to the Company’s Knowledge, no such enforcement, regulatory or administrative proceeding has been threatened in writing, against the Company under the FDCA, the Anti-Kickback Statute or similar Laws, other than any such proceeding that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, (x) the Company and, to the Knowledge of the Company, each partner, third-party service provider or third party which pursuant to a Contract with the Company co-develops, or otherwise has a license or other right to research develop, manufacture, supply, test, or import any Company product or product candidate, hold all Governmental Authorizations from the FDA and all other Governmental Bodies that are required for the conduct of the Company’s business as currently conducted, and (y) all such Governmental Authorizations are (i) in full force and effect, (ii) validly registered and on file with applicable Governmental Bodies, if any, and (iii) in compliance with all formal filing and maintenance requirements. The consummation of the Transactions, in and of themselves, would not cause the revocation or cancellation of any such Governmental Authorization.

Section 4.14 Data Protection; Company Systems.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, the Company has at all times taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that all Personally Identifiable Information and pre-clinical, clinical and other similar material data and information is protected against loss and against unauthorized access, use, modification or disclosure. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, the Company, and to the Knowledge of the Company, each third party acting on behalf of the Company, (i) has complied with all Data Privacy and Security Requirements and contractual and fiduciary obligations, including in connection with any pre-clinical and clinical trials and otherwise, with respect to the collection, storage, use, sharing, transfer, disposition, protection, processing or other use of any Personally Identifiable Information collected or used by the Company in any manner, or to the Knowledge of the Company, maintained by third parties having authorized access to such information; (ii) to the Knowledge of the Company, has not been subject to any unauthorized access, acquisition, disclosure or other security breaches with respect to any Personally Identifiable Information; (iii) has not received, or to the Knowledge of the Company otherwise been subject to, any complaints, notices, audits, proceedings, investigations or claims conducted or asserted by any other Person (including any Governmental Body) regarding any (x) collection, storage, sharing, transfer, disposition, protection, processing or other use of any Personally Identifiable Information, or (y) violation of any Data Privacy and Security Requirements. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, to the Knowledge of the Company, the consummation of the Transactions will not violate any Data Privacy and Security Requirement applicable to the Company.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, (i) the Company Systems are in good working order and sufficient for the current conduct of the business of the Company, and (ii) the Company has purchased a sufficient number of license seats, and scope of rights, for all third-party software used by the Company for its businesses as currently conducted and have complied with the terms of the corresponding agreements. To the Company’s Knowledge, since January 1, 2019, there have been no material unauthorized intrusions or other material security breaches, or material failures or breakdowns that have not been remedied in all material respects, with respect to the Company Systems (including any which resulted in the unauthorized access to, or loss, corruption or alteration of any material data or information contained therein). The Company has taken commercially reasonable actions to protect the security and integrity of the Company Systems, including taking and storing on-site and off-site of back-up copies of material data and information.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, (x) the Company owns, and has possession of or control over, all of the Company’s Personally Identifiable Information and pre-clinical, clinical and other similar material data and information, including any databases containing any such data and information, and (y) such data and information (i) to the Knowledge of the Company, does not include non-key-coded clinical trial participant information or the means for reversing key coding, (ii) is located at the Company’s premises (excluding cloud-based or SaaS-based hosting and storage platforms) and in the Company Systems and is generally available and accessible to the Company and is stored and backed-up on a regular basis, and (iii) will be owned, in the possession and control of, and available for use by, Parent and its Affiliates (including the Company), immediately following the Closing Date, free and clear of any restrictions, limitations or obligations. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, (A) the Company has obtained all consents and approvals that are necessary to collect, process, use and disclose the Personally Identifiable Information in its possession, and (B) there is no unauthorized use by the Company or, to the Knowledge of the Company, its third-party service providers, of such Personally Identifiable Information. The Company maintains commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities with respect to its Company Systems, and, if tested, such plans and procedures have been proven effective upon testing in all material respects.

Section 4.15 Certain Business Practices. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, since January 1, 2019, neither the Company or its directors or officers, nor, to the Knowledge of the Company, any of its employees or agents (in each case, acting in the capacity of an employee or agent of the Company) has (i) used any material funds (whether of the Company or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect.

Section 4.16 Governmental Authorizations. The Company holds all Governmental Authorizations necessary to enable it to conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company is in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 4.17 Tax Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, each of the income and other material Tax Returns required to be filed by the Company with any Governmental Body has been filed on or before the applicable due date (taking into account any extensions of such due date), and all such income and other material Tax Returns are accurate and complete in all material respects, all Taxes shown as due on such Tax Returns have been paid and the Company has withheld and paid over (or set aside for payment when due) to the appropriate taxing authority all material Taxes required to have been withheld and paid over in connection with amounts paid to any employee, independent contractor, stockholder, creditor or other third party. The unpaid Taxes of the Company reflected on the Balance Sheet have been reserved for in accordance with GAAP and the Company has not incurred any material liability for Taxes since the date of the Balance Sheet other than in the ordinary course of business or in connection with the Transactions.

(b) No deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company which deficiency has not been paid, settled or withdrawn, except for Taxes the validity of which is being contested in good faith by appropriate proceedings and that have been reserved for in accordance with GAAP. No written claim has been made within the last five (5) years by a taxing authority that the Company is subject to Tax in a jurisdiction where it has not filed Tax Returns. No audits, examinations or other proceedings with respect to material Taxes or Tax Returns of the Company are currently in process, pending or threatened in writing. The Company has not waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than in connection with customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business).

(c) The Company has not been a U.S. real property holding corporation within the meaning of Code section 897(c)(2) during the applicable period specified in Code section 897(c)(1)(A)(ii).

(d) The Company is not a party to or bound by any material Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements with third parties made in the ordinary course of business, the principal purpose of which is not Tax). The Company has not (i) been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) had any material liability for the Taxes of another Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise by operation of Laws.

(e) The Company has not been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(f) The Company has not entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 4.18 Employee Matters; Benefit Plans.

(a) Except as required by applicable Laws, the employment of each of the Company’s employees is terminable by the Company at will.

(b) As of the Agreement Date, the Company is not party to, has no duty to bargain for, or is not currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or work council representing any of its employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of the Company. Since January 1, 2019, there has not been any strike, slowdown, work stoppage, lockout, picketing or labor dispute, affecting the Company or any of its employees. As of the Agreement Date, there is not pending, and, to the Knowledge of the Company, no Person has threatened in writing to commence, any such strike, slowdown, work stoppage, lockout, picketing or labor dispute.

(c) As of the Agreement Date, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints, other than any Legal Proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2019, the Company has complied in all material respects with all applicable Laws related to employment, including applicable Laws relating to employment practices, wages, hours and other terms and conditions of employment, any reduction in force (including notice, information and consultation requirements).

(d) Since January 1, 2019, the Company has not been a party to a settlement agreement with a current or former officer, employee or independent contractor of the Company that involves allegations relating to sexual harassment, sexual misconduct or any form of illegal discrimination by either an officer or employee of the Company at the level of Vice President or above. Since January 1, 2019, to the Knowledge of the Company, no allegations of sexual harassment, sexual misconduct or any form of illegal discrimination have been made against an officer or employee of the Company at the level of Vice President or above.

(e) Section 4.18(e) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Employee Plan. The Company has either delivered or made available to Parent or Parent’s

Representatives prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of the following, as relevant: (i) all material plan documents and all material amendments thereto, and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the IRS; (iii) the most recent annual actuarial valuation and the most recent Form 5500; and (iv) the most recent summary plan descriptions and any material modifications thereto. No Employee Plan is subject to the Laws of a jurisdiction outside the United States.

(f) Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company within the meaning of Section 414(b), (c), (m), or (o) of the Code has, to the Knowledge of the Company, during the past six (6) years maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(g) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Company’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Employee Plan. To the Knowledge of the Company, each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Laws, including but not limited to ERISA and the Code. All contributions or other amounts payable by the Company with respect to each Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.

(h) Except as provided for pursuant to this Agreement, neither the approval of this Agreement by the Company Board nor the consummation of the Transactions could, either alone or in combination with another event, (i) result in any payment becoming due to any current or former Company Associate, including any severance, unemployment compensation or any other cash payment, (ii) result in the acceleration of the time of payment or vesting, or the increase in the amount of, compensation or benefits due to any such Company Associate, (iii) directly or indirectly cause the Company to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan or limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Employee Plan on or following the Effective Time or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. The Company does not have any obligation to provide, and no Employee Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

Section 4.19 Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect: (a) the Company is, and since January 1, 2019, have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective business; (b) as of the Agreement Date, the Company has not received any written notice, report or other information of or entered into any legally binding settlement or Order involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company relating to or arising under Environmental Laws; and (c) to the Knowledge of the Company, there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of the Company under any Environmental Law.

Section 4.20 Real Property.

(a) The Company does not own, and since January 1, 2019, has not owned, any real property.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Company holds a valid and existing leasehold interest in the material real property that is leased or subleased by the Company from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances described in the leases and subleases with respect to real property to which the Company is a party. As of the Agreement Date, the Company has not received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 4.21 Title to Assets. The Company has good and valid title to all material assets owned by it as of the Agreement Date, including all material assets (other than capitalized or operating leases) reflected on the Company’s unaudited balance sheet as of September 30, 2020 included in the last Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC (but excluding Intellectual Property Rights which are covered by Section 4.8) except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet and except where such failure would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.22 Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all such insurance policies are in full force and effect (except for any expiration thereof in accordance with its terms), no written notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

Section 4.23 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties set forth in Section 5.7, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL shall be inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Transactions.

Section 4.24 Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger.

Section 4.25 Opinion of Financial Advisor. The Company Board has received the opinion of the Company’s financial advisor, Lazard Freres & Co. LLC, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the $38.00 per share cash consideration to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) in the Offer and the Merger is fair, from a financial point of view, to such holders. The Company will provide or make available to Parent, solely for informational purposes, a copy of the signed opinion following receipt thereof by the Company, it being expressly understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Purchaser.

Section 4.26 Brokers and Other Advisors. Except for Lazard Freres & Co. LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser jointly and severally represent and warrant to the Company as follows:

Section 5.1 Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority (a) to conduct its business in the manner in which its business is currently being conducted and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where any failure of such power and authority would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

Section 5.3 Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b)  rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 5.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Purchaser; (b) cause a violation by Parent or Purchaser of any Law or Order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract, except, in the case of clauses (b) and (c), for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL or the HSR Act, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

Section 5.5 Disclosure. The Offer Documents, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Offer Documents, at the time of the filing of such Offer Documents or any supplement or amendment thereto with the SEC and at the time such Offer Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information with respect to Parent or Purchaser that Parent or Purchaser furnishes to the Company in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9 and the Company Disclosure Documents, at the time of filing the Schedule 14D-9 and at the time of any distribution or dissemination of the Company Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Purchaser makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents.

Section 5.6 Litigation. As of the Agreement Date, there is no Legal Proceeding pending (or, to the Knowledge of Parent, threatened) against Parent or Purchaser, except as would not and would not reasonably be expected to have a Parent Material Adverse Effect. As of the Agreement Date, neither Parent nor Purchaser is subject to any legally binding settlement or Order that is reasonably likely to have a Parent Material Adverse Effect. As of the Agreement Date, no investigation or review by any Governmental Body with respect to Parent or Purchaser is pending or, to the Knowledge of Parent or Purchaser, is being threatened, other than any investigations or reviews that would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.7 Ownership of Company Common Stock; Absence of Certain Arrangements. Neither Parent, nor Purchaser nor any of their respective Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the Agreement Date, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL. Neither Parent nor Purchaser nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company (a) relating to (i) this Agreement or the Transactions or (ii) the Surviving Corporation or any of its businesses or operations (including as to continuing employment) from and after the Effective Time or (b) pursuant to which (i) any holder of Shares would be entitled to receive consideration of a different amount or nature than the Offer Price or Merger Consideration, as applicable, in respect of such holder’s Shares or (ii) any holder of Shares has agreed to approve this Agreement or vote against any Superior Offer.

Section 5.8 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

Section 5.9 Sufficient Funds. Parent has sufficient cash or other liquid financial resources to, and at the Offer Acceptance Time and at the Effective Time, Parent will have, and shall cause Purchaser to have, available the cash necessary to, consummate the Transactions, including payment in cash of the aggregate Offer Price at the Offer Acceptance Time and the aggregate Merger Consideration at the Effective Time and to pay all related fees and expenses, and to discharge all of Parent’s and Purchaser’s other liabilities as they become due.

Section 5.10 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 4, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions, and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders or Representatives, Parent and Purchaser and their respective Affiliates, stockholders or Representatives have received and may continue to receive after the Agreement Date from the Company and its Affiliates, stockholders or Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Company, any of its Affiliates, stockholders or Representatives, or any other Person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

ARTICLE 6

CERTAIN COVENANTS OF THE COMPANY

Section 6.1 Access and Investigation. During the period from the Agreement Date until the earlier of the Offer Acceptance Time and the termination of this Agreement pursuant to Section 9.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company and its directors, employees and officers shall, and the Company shall direct its other Representatives of the Company, (a) to provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s officers, employees, other personnel, and assets and to all existing books and records (provided, however, that any such access shall be conducted at Parent’s sole expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company) and (b) to furnish to Parent such financial and operating data and other information as Parent may reasonably request. The foregoing notwithstanding, nothing herein shall require the Company to permit any “invasive” inspection or testing, or to disclose any information that in the reasonable judgment of the Company would be detrimental to the Company’s business or operations nor shall anything herein require the Company to disclose any information to Parent if (i) such disclosure would, in the Company’s reasonable discretion (x) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (y) contravene any applicable Law (including Antitrust Law), fiduciary duty or binding Contract (including any confidentiality agreement to which the Company or its Affiliates is a party) or (ii) in the Company’s reasonable discretion, such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Information disclosed pursuant to this Section 6.1 shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 6.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Non-Disclosure Agreement, dated as of February 12, 2021, by and between the Company and Parent (the “Non-Disclosure Agreement”). All requests for information made pursuant to this Section 6.1 shall be directed to an executive officer of the Company or other person designated by the Company in writing. Nothing in this Section 6.1 will be construed to require the Company or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information.

Section 6.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) except (A) as required or otherwise contemplated under this Agreement or as required by applicable Laws, (B) any action required to be taken, or omitted to be taken, pursuant to COVID-19 Measures, (C) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (D) as set forth in Section 6.2 of the Company Disclosure Schedule, the Company shall use its commercially reasonable efforts to (i) conduct in all material respects its business and operations in the ordinary course and (ii) preserve intact the material components of the Company’s current business organization, including by maintaining its relations and goodwill with all material suppliers, material customers, Governmental Bodies and other material business relations (it being understood that with respect to the matters specifically addressed by any provision of Section 6.2(b), such specific provisions shall govern over the more general provision of this Section 6.2(a)).

(b) During the Pre-Closing Period, except (i) as required or otherwise contemplated under this Agreement or as required by applicable Laws, (ii) any action required to be taken, or omitted to be taken, pursuant to COVID-19 Measures, (iii) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as set forth in Section 6.2 of the Company Disclosure Schedule, the Company shall not:

(i) amend or permit the adoption of any amendment to the Company’s certificate of incorporation and bylaws;

(ii) (A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock) or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (1) repurchases or reacquisitions of Shares outstanding as of the Agreement Date pursuant to the Company’s right (under written commitments in effect as of the Agreement Date) to purchase or reacquire Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (2) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the Agreement Date (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the Agreement Date) between the Company and a Company Associate only upon termination of such Person’s employment or engagement by the Company; or (3) in connection with withholding to satisfy the exercise price or Tax obligations with respect to Company Stock Awards;

(iii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iv) issue, sell, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, grant delivery, pledge, transfer or encumbrance (other than pursuant to agreements in effect as of the Agreement Date) of (A) any capital stock, equity interest or other security of the Company, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company (except that (1) the Company may issue Shares as required to be issued upon the exercise of Company Options or the vesting of Company Stock Awards and (2) the Company may issue Company Stock Awards to new employees who were offered Company Stock Awards as part of offer letters that were executed prior to the Agreement Date);

(v) except as contemplated by Section 3.8, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the Agreement Date), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the Agreement Date) or grant any employee or director any award or increase in compensation, bonuses or other benefits, except that the Company may (A) amend any Employee Plans to the extent required by applicable Laws; and (B) make annual or quarterly bonus or commission payments based on actual performance for completed performance periods in the ordinary course of business in accordance with the bonus or commission plans existing on the Agreement Date;

(vi) (A) enter into (1) any change-of-control agreement with any executive officer, employee, director or independent contractor or (2) any retention, employment, severance or other material agreement with any executive officer, employee, independent contractor or director, (B) enter into any employment or severance agreement with any employee below the level of Vice President with an annual base salary greater than $200,000 or any consulting agreement pursuant to which the Company would provide base compensation greater than $200,000 in a 12-month period or (C) hire or terminate (other than for cause) any employee with an annual base salary in excess of $200,000;

(vii) form any Subsidiary or acquire any equity interest in any other Entity;

(viii) make or authorize any capital expenditure, except that the Company may make any capital expenditure that: (A) is provided for in the Company’s capital expense budget either delivered or made available to Parent prior to the Agreement Date, which expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other capital expenditures made on behalf of the Company since the Agreement Date but not provided for in the Company’s capital expense budget either delivered or made available to Parent prior to the Agreement Date, does not exceed $1,500,000 in the aggregate during any fiscal quarter);

(ix) lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), fail to protect or enforce, transfer, assign, guarantee, mortgage or otherwise subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (including Intellectual Property Rights), except, in the case of any of the foregoing (A) in the ordinary course of business consistent with past practice (including entering into non-exclusive license agreements in the ordinary course of business consistent with past practice) or (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company;

(x) purchase or acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), (A) any corporation, partnership, other business organization or division thereof or any other business or all or substantially all of the assets of any Person or (B) any assets, real property, securities, properties, interests or businesses from any Person, in each case, other than (i) acquisitions of assets not in excess of $750,000 in the aggregate and (ii) acquisitions of raw materials, supplies, equipment, inventory and third-party software in the ordinary course of business;

(xi) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness, except for (A) short-term borrowings, of not more than $1,000,000 in the aggregate, incurred in the ordinary course of business or (B) advances to employees and consultants for travel and other business related expenses in the ordinary course of business;

(xii) except as required by applicable Law or in the ordinary course of business, make or change any material Tax election, adopt or change any material method of Tax accounting, consent to the extension or waiver of the statutory period of limitations applicable to any Tax claim or assessment (other than in connection with automatic extensions of the due date for filing a Tax Return) or settle or compromise any material Tax liability or refund;

(xiii) settle, release, waive or compromise any Legal Proceeding, other than (A) any Transaction Litigation (with respect to which any settlements, releases, waivers or compromises shall be subject to Section 7.5) or Legal Proceeding related to a breach of this Agreement or (B) any Legal Proceeding (1) that results solely in an obligation involving only the payment of monies by the Company of not more than $1,000,000 in the aggregate and (2) does not involve the admission of wrongdoing by the Company;

(xiv) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Laws);

(xv) enter into a new line of business or abandon or discontinue any existing line of business, it being understood that planned clinical trials conducted in the ordinary course of business shall not constitute new lines of business;

(xvi) adopt or implement any stockholder rights plan or similar arrangement or, subject to the provisions of Section 7.1, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to an Acquisition Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Purchaser, or any of their respective Subsidiaries or Affiliates, or the Transactions;

(xvii) make any material changes in any accounting methods, principles or practices, in each case, except as required by a change in GAAP or required by applicable Law;

(xviii) other than in the ordinary course of business: (A) accelerate, terminate or consent to the termination of, cancel, amend in any material respect, grant a waiver of any material right under or otherwise modify in any material respect any Material Contract or any Contract that would constitute a Material Contract if in effect as of the date of this Agreement; or (B) enter into any Contract that would constitute a Material Contract if in effect as of the date of this Agreement; provided that, for purposes of this Section 6.2(b)(xviii), all references to “1,250,000” in Section 4.9(a)(i) or Section 4.9(a)(ii) shall be deemed to be references to “1,000,000”;

(xix) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

(xx) authorize any of, or agree or commit to take, any of the actions described in clauses (i) through (xv) of this Section 6.2(b).

(c) Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

Section 6.3 No Solicitation.

(a) Except as permitted by this Section 6.3, during the Pre-Closing Period, the Company shall not, and shall not authorize its Representatives to, and shall direct its Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the making of an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions (except to notify a Person that makes any inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of this Section 6.3 or to clarify whether any such inquiry, offer or proposal constitutes an Acquisition Proposal) or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal, (iii) recommend or enter into any Contract, letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal, (iv) waive or release any Person from, or fail to use reasonable best efforts to enforce, any standstill agreement or any standstill provisions of any Contract entered into in respect of a potential Acquisition Proposal or (v) approve, authorize or agree to do any of the foregoing; provided, however, the Company Board may take, or omit to take, any of the actions contemplated by clause (iv) of this Section 6.3 in the event that the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of the fiduciary duties of the Company Board under applicable Law. The Company and its directors, officers and employees shall, and the Company shall direct its other Representatives to, within one (1) Business Day of the date of this Agreement, (A) cease and cause to be terminated any solicitation and any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, and (B) terminate access by any Person (other than Parent, Purchaser, the Company or any of their respective Affiliates or Representatives) to any physical or electronic data room relating to any potential Acquisition Proposal. For the avoidance of doubt, any violation of the restrictions set forth in this Section 6.3(a) by a director or officer of the Company shall be deemed to be a breach of this Section 6.3(a) by the Company.

(b) Anything to the contrary herein notwithstanding, if at any time on or after the Agreement Date and prior to the Offer Acceptance Time, the Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made on or after the Agreement Date and did not result from any material breach of this Section 6.3, and the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (i) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall promptly provide to Parent any non-public information concerning the Company that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(c) Following the Agreement Date, the Company shall (i) promptly (and in any event within twenty-four (24) hours after receipt) notify Parent of any inquiry, proposal or offer received by the Company or any of its Representatives that the Company believes is or may lead to an Acquisition Proposal and in connection with such notice and provide to Parent a summary of the material terms and conditions of such Acquisition Proposal, including the identity of the Person making such Acquisition Proposal (it being agreed that such summary will only be required to be provided to the extent such information is not included in the information and materials provided to Parent under clause (ii) hereof), (ii) promptly (and in any event within twenty-four (24) hours after receipt or delivery thereof) provide to Parent a complete copy of any written proposal, written offer or other written material that constitutes an Acquisition Proposal (or an amendment thereto), including copies of any proposed Specified Agreement, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a reasonably prompt basis (including, prior to initially furnishing any information or commencing any discussions or negotiations pursuant to Section 6.3(b), advising Parent of any determination of the Company Board pursuant to Section 6.3(b)), and (iv) upon the written request of Parent, reasonably inform Parent of the status of any Acquisition Proposal.

(d) Nothing in this Agreement, including this Section 6.3, shall restrict the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any legally required disclosure to the stockholders of the Company (provided, that such disclosure includes an express reaffirmation of the Company Board Recommendation), and none of the foregoing actions shall be deemed to constitute a Company Adverse Change Recommendation; provided that, for the avoidance of doubt, this Section 6.3(d) shall not be deemed to permit the Company Board to make a Company Adverse Change Recommendation except to the extent permitted by Section 7.1(b).

ARTICLE 7

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1 Company Board Recommendation.

(a) Subject to Section 7.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i)(A) withdraw (or modify, amend or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify, amend or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal or (C) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (a “Specified Agreement”).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to accepting for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”):

(i) if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal was made after the date of this Agreement and did not arise out of a material breach of Section 6.3(a)) from any Person that has not been withdrawn and constitutes a Superior Offer, (x) the Company Board may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Offer, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of the fiduciary duties of the Company Board under applicable Law; (B) the Company shall have given Parent prior written notice of its intention to make a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 9.1(d)(i) at least four (4) Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C)(i) the Company shall have provided to Parent a complete copy of any written proposal, indication of interest, offer or other written material, including any proposed Specified Agreement, with respect to the Superior Offer in accordance with Section 6.3(d), (ii) the Company shall have given Parent the four (4) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and, to the extent requested by Parent, shall have negotiated in good faith with Parent and its Representatives with respect to such proposed revisions or other proposal, if any, and (iii) at the end of such four (4) Business Day period, the Company Board determines in good faith that such Acquisition Proposal continues to constitute a Superior Offer and makes the determination under Section 7.1(b)(i)(A) (after taking into account the amendments to this Agreement and the Transactions proposed by Parent, if any). With respect to Section 7.1(b)(i)(C), if there are any material amendments, revisions or changes to the terms of any such Superior Offer, the Company shall notify Parent of each such material amendment, revision or change and the applicable four (4) Business Day period shall be extended until at least two (2) Business Days after the time that Parent receives notification from the Company of each such amendment, revision or change to the terms of such Acquisition Proposal; and

(ii) other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of the fiduciary duties of the Company

Board under applicable Law; (B) the Company shall have given Parent a Determination Notice at least five (5) Business Days prior to making any such Company Adverse Change Recommendation; and (C)(x) the Company shall have specified the Change in Circumstance in reasonable detail, (y) the Company shall have given Parent five (5) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and, to the extent requested by Parent, shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (z) at the end of such five (5) Business Day period, the Company Board makes the determination under Section 7.1(b)(ii)(A) (after taking into account the amendments proposed to this Agreement and the Transactions by Parent, if any). With respect to Section 7.1(b)(ii)(C), if there are any material changes to the facts and circumstances relating to such Change in Circumstance, the Company shall notify Parent of each such material change and the applicable five (5) Business Day period shall be extended until at least two (2) Business Days after the time that Parent receives notification from the Company of each such material change.

Section 7.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law; (ii) the obtaining of all necessary Consents from third parties requested by Parent in writing; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions; provided, that, in connection with obtaining any waivers and Consents, the Company shall not agree to (x) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payment) or concede anything of monetary or economic value or (y) amend, supplement or modify such Contract in any manner that would be adverse to the interest of the Company or, after the Merger, the Purchaser or Parent, in each case, without the prior written consent of Parent; provided, further, that the Company shall only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company only in the event the Closing occurs.

(b) The Parties agree to promptly take, and cause their Affiliates to take, all actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance or approval, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, of the FTC or DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Bodies under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any Order in any Legal Proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Offer Acceptance Time or the Closing or delaying the Offer Acceptance Time beyond the Expiration Date; provided, that, notwithstanding anything to the contrary herein, including the “commercially reasonable efforts” requirement set forth in Section 7.2(a), in no event shall Parent or Purchaser be required to (i) negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of the Company, Parent or any of their respective Subsidiaries, (ii) terminate existing relationships, contractual rights or obligations of the Company, Parent or any of their respective Subsidiaries,

(iii) terminate any venture or other arrangement, (iv) create any relationship, contractual rights or obligations of the Company, Parent or any of their respective Subsidiaries, (v) effectuate any other change or restructuring of the Company, Parent or any of their respective Subsidiaries and (vi) otherwise take or commit to take any actions with respect to the businesses, product lines or assets of the Company, Parent or any of their respective Subsidiaries; provided, further, that the Company shall only be permitted to take or commit to take any such action, or agree to any such condition or restriction with the prior written consent of Parent.

(c) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than ten (10) Business Days after the Agreement Date unless otherwise agreed to in writing by Parent and the Company, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(d) Without limiting the generality of anything contained in this Section 7.2, during the Pre-Closing Period, each of the Company and Parent (on its and Purchaser’s behalf) shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Party prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Party promptly informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Party of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, consult in advance and cooperate with the other Party and consider in good faith the views of the other Party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vii) except as may be prohibited by any Governmental Body or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference, including any virtual or telephonic meetings and discussions, relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; provided, however, that materials required to provided pursuant to this Section 7.2(d) may be redacted (A) to remove references concerning the valuation of Parent, Purchaser, Company, or any of their respective Subsidiaries or assets, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege concerns. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the transactions contemplated by this Agreement. Purchaser shall pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws, but the Company shall bear its own costs for the preparation of any such filings. Neither Party shall commit to or agree with any Governmental Body to (i) stay, toll or extend any applicable waiting period under the HSR Act, (ii) pull and refile under the HSR Act, (iii) not consummate the

Transactions for any period of time or (iv) enter into any timing agreement, without the prior written consent of the other Party.

(e) Prior to the satisfaction of the condition to the Offer in clause (e) of Annex I, Parent shall not, and shall not permit any of its Subsidiaries (including Purchaser) to, directly or indirectly, acquire, whether by merger, consolidation, license, or purchase of a substantial portion of the assets of or equity in any Person or otherwise, in each case, in the event that the entering into (or agreeing to enter into) such Contract would reasonably be expected to prevent, materially delay or materially impair the consummation of the Offer or the Merger.

Section 7.3 Continuing Employee Benefits.

(a) Parent agrees that upon the Effective Time, Parent shall assume and honor all severance and employment agreements for all Continuing Employees, in each case, in accordance with their terms. For a period of one (1) year following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Affiliate thereof) during such one (1)-year period (each, a “Continuing Employee”) base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities (including, but not limited to, bonuses and commission opportunities), each of which is no less favorable than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the execution of this Agreement, and benefits (including severance benefits and other employee benefits but excluding equity and long-term incentive compensation) that are, in the aggregate and at a minimum, substantially equivalent to the benefits (including severance benefits and other employee benefits) provided to such Continuing Employee immediately prior to the execution of this Agreement.

(b) Without limiting the foregoing:

(i) Each Continuing Employee shall be given service credit for all purposes, including for eligibility to participate, benefit levels (including, for the avoidance of doubt, levels of benefits under Parent’s or the Surviving Corporation’s vacation policy) and eligibility for vesting under Parent or the Surviving Corporation’s employee benefit plans and arrangements with respect to his or her length of service with the Company (and its predecessors) prior to the Closing Date, provided, that the foregoing shall not result in the duplication of benefits or apply to any defined benefit pension plan.

(ii) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time.

(iii) To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent or the Surviving Corporation, then Parent shall use commercially reasonable efforts to (i) cause the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company. For the avoidance of doubt, Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year immediately before the Effective Time to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the applicable health or welfare benefit plan of Parent or the Surviving Corporation.

(iv) Prior to the Effective Time, if requested by Parent in writing, the Company shall cause the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time. For the avoidance of doubt, if the Company 401(k) Plan is terminated in connection with the Transactions, all Company matching contributions will fully vest. Prior to the Effective Time and thereafter (as applicable), the Company and Parent shall use commercially reasonable efforts to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to Parent’s 401(k) plan.

(v) Other than with respect to confidential communications to or by the Company Board or in connection with a Company Adverse Recommendation Change, prior to making any broad-based or any written communications to the directors, officers or employees of the Company (other than any communications consistent in all material respects with prior communications made by the Company or Parent) pertaining to compensation or benefit matters that are affected by the Transactions, the Company shall, to the extent not prohibited by applicable Law, (i) provide Parent with a copy of the intended communication, (ii) give Parent a reasonable period of time to review and comment on the communication and (iii) consider any such comments in good faith.

(c) The provisions of this Section 7.3 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 7.3 or otherwise in this Agreement is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing in this Agreement shall prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Employee Plan in accordance with their terms or prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee.

Section 7.4 Indemnification of Officers and Directors.

(a) All rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of those Persons who are directors and officers of the Company as of the Agreement Date or have been directors and officers of the Company in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Company (as in effect as of the Agreement Date) and as provided in the indemnification agreements between the Company and said Indemnified Persons in the forms made available by the Company to Parent or Parent’s Representatives prior to the Agreement Date, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by Parent, the Surviving Corporation and their successors and assigns to the fullest extent available under Delaware Law for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6)-year period shall continue to be subject to this Section 7.4(a) and the rights provided under this Section 7.4(a) until disposition of such claim.

(b) From and after the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Laws and the certificate of incorporation and bylaws of the Company (as in effect as of the Agreement Date), indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Laws and the certificate of incorporation and bylaws of the Company (as in effect as of the Agreement Date), advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 7.4(b), subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 7.4(b).

(c) From the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall maintain, and Parent shall cause the Surviving Corporation to maintain, in effect, the current policy of directors’ and officers’ liability insurance maintained by the Company as of the Agreement Date for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, conditioned or delayed)) purchase a six (6)-year “tail” policy for the existing policy effective as of the Effective Time, and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain or maintain insurance pursuant to this Section 7.4(c)); provided, however, that in no event shall the Surviving Corporation be required to expend in any one (1) year an amount in excess of 300% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.4.

(e) The provisions of this Section 7.4 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. This Section 7.4 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Section 7.5 Securityholder Litigation. The Company shall promptly notify Parent of any Legal Proceeding commenced against the Company or its directors relating to the Transactions (“Transaction Litigation”). The

Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with such Transaction Litigation, and the right to consult on the settlement with respect to such litigation, and the Company shall in good faith take such comments into account and shall give the Company the opportunity to participate in the defense and settlement of any such Transaction Litigation. No such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company will keep Parent reasonably informed with respect to the status of any such Legal Proceeding.

Section 7.6 Further Assurances. Without limitation or contravention of the provisions of Section 7.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions.

Section 7.7 Public Announcements; Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter, Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or public statement without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) subject to any other applicable terms of this Agreement, either Party may make any disclosures, without the other Party’s prior written consent (but with prior notice), in the documents filed with or furnished to the SEC as may be required by applicable federal securities Laws; (c) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any applicable Law; and (d) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation, and Parent need not consult with the Company in connection with such portion of any press release, public statement or filing in response to a Company Adverse Change Recommendation.

Section 7.8 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Offer, the Merger or any of the other Transactions, each of Parent and the Company and their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Offer, the Merger or the other Transactions.

Section 7.9 Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and Company Stock Awards in the Transactions by applicable Section 16 individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Laws, the compensation committee of the Company Board shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its Affiliates and any of the officers, directors or employees of the Company that are effective as of the Agreement Date or are entered into after the Agreement Date and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Section 7.11 Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement.

Section 7.12 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time. Upon Parent’s reasonable determination that the Surviving Corporation may be required to file any quarterly or annual reports pursuant to the Exchange Act after the Closing but prior to the deregistration of the Shares under the Exchange Act, the Company shall deliver to Parent at least three (3) Business Days prior to Closing a draft of any such reports required to be filed during such period, which is sufficiently developed, in the Company’s reasonable determination, such that it can be timely filed and when filed will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law.

Section 7.13 Other Agreements and Understandings. Without the prior written consent of the Company Board, neither Parent nor Purchaser (or any other Affiliate of Parent) shall enter into any Contract or other agreement, arrangement or understanding (whether oral or written) or commitment to enter into an agreement, arrangement or understanding (whether oral or written) (a) between Parent, Purchaser or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, as of the Agreement Date that relate in any way to the Company or the Transactions or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature from the Offer Price or Merger Consideration.

ARTICLE 8

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

Section 8.1 No Restraints. There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary, preliminary or permanent Order preventing the consummation of the Merger, nor shall any Law (other than any Antitrust Law) have or Order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger.

Section 8.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not withdrawn.

ARTICLE 9

TERMINATION

Section 9.1 Termination. This Agreement may be terminated, and the Offer and the Merger may be abandoned:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company:

(i) if the Offer Acceptance Time shall not have occurred on or before midnight, Eastern Time, on December 4, 2021 (the “End Date”); provided, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(i) in the event that such Party’s material breach of any provision of this Agreement shall have been the cause of, or resulted in, the Offer Acceptance Time not occurring on or prior to the End Date;

(ii) if a court of competent jurisdiction or other Governmental Body shall have issued an Order, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which Order shall be final and nonappealable; provided, however, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(ii) in the event that such Party’s material breach of any provision of this Agreement shall have been the cause of, or resulted in, the issuance of such final and nonappealable Order; or

(iii) if the Offer (as extended in accordance with the terms of this Agreement) has been withdrawn or terminated in accordance with the terms of this Agreement without the acceptance for payment of Shares pursuant to the Offer; provided, however, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(iii) in the event that such Party’s material breach of any provision of this Agreement shall have been the cause of, or resulted in, the events specified in this Section 9.1(b)(iii) occurring;

(c) by Parent, at any time prior to the Offer Acceptance Time:

(i) if (i) a Company Adverse Change Recommendation shall have occurred; (ii) the Company Board has caused or permitted the Company to enter into a Specified Agreement with respect to a Superior Offer or the Company enters into such a Specified Agreement; (iii) the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing, or, if earlier, within two (2) Business Days before the Expiration Date (it being agreed that Parent shall only have the right to request the Company to do so on two (2) occasions); or (iv) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than the Offer), the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer; or

(ii) a breach of any representation or warranty contained in Article 4 of this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the conditions set forth in clause (b) (Representations and Warranties of the Company) or clause (c) (Covenants of the Company) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within thirty (30) days of the date on which Parent gives the Company written notice of such breach or failure to perform; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

(d) by the Company, at any time prior to the Offer Acceptance Time:

(i) if, (A) the Company Board has determined that an Acquisition Proposal constitutes a Superior Offer, (B) the Company has complied with its obligations set forth in Section 7.1(b)(i), (C) the Company, substantially concurrently with such termination, pays to Parent the Termination Fee and (D) substantially concurrently with such termination, the Company enters into a definitive Specified Agreement in respect of such Superior Offer;

(ii) if a breach of any representation or warranty contained in Article 5 of this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have commenced to have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(ii) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(iii) in the event that (A) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 2.1(a); provided, however, that the Company may not terminate this Agreement pursuant to this Section 9.1(d)(iii) if such failure to commence the Offer is principally caused by the material breach by the Company of any covenant or obligation of the Company set forth in this Agreement; or (B) Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) Section 2.1(d), Section 2.2(b), this Section 9.2, Section 9.3 and Article 10 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Non-Disclosure Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any claim, liability or damages to the other in respect of any Willful Breach of this Agreement prior to such termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 10.5(b) in lieu of terminating this Agreement pursuant to Section  9.1.

Section 9.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company in accordance with Section 9.1(d)(i);

(ii) this Agreement is terminated by Parent in accordance with Section 9.1(c)(i); or

(iii) (x) this Agreement is terminated (1) (A) pursuant to Section 9.1(b)(i) (but in the case of a termination by the Company, only if at such time Parent has complied with its obligations under this Agreement in all material respects such that Parent would not be prohibited from terminating this Agreement pursuant to the proviso of Section 9.1(b)(i)) or (B) Section 9.1(b)(iii) (but in the case of a termination by the Company, only if at such time Parent has complied with its obligations under this Agreement in all material respects such that Parent would not be prohibited from terminating this Agreement pursuant to the proviso of Section 9.1(b)(iii)), in the case of (A) and (B) as a result of the failure to satisfy the Minimum Condition or (2) pursuant to Section 9.1(c)(ii) as a result of a breach, failure to perform or violation described in such Section that (except with respect to a breach of Section 6.3(a)) first occurred following the making of an Acquisition Proposal of the type referenced in the following clause (y), (y) after the Agreement Date and prior to such termination, a bona fide Acquisition Proposal shall have been publicly made or otherwise become publicly known and such Acquisition Proposal shall not have been publicly withdrawn prior to the time of the termination of this Agreement and (z) within twelve (12) months of such termination, the Company enters into a Specified Agreement with respect to an Acquisition Proposal or the Company shall have consummated an Acquisition Proposal (provided, that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “80%”);

then, in any such event under this Section 9.3(b), the Company shall pay, or shall cause to be paid, to Parent the Termination Fee by wire transfer of same day funds to an account designated in writing by Parent (A) in the case of Section 9.3(b)(i), substantially concurrently with the termination of this Agreement (it being agreed that if such termination occurs on a day that is not a Business Day, “substantially concurrently” shall mean no later than on the next Business Day), (B) in the case of Section 9.3(b)(ii), within two (2) Business Days after such termination or (C) in the case of Section 9.3(b)(iii), within two (2) Business Days after the consummation of the Acquisition Proposal referred to in clause (z) above. Anything to the contrary in this Agreement notwithstanding, the Parties agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” means a cash amount equal to $76,000,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 9.3(b), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates and Representatives or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members, Affiliates or Representatives (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company Related Parties arising out of, relating to, or in connection with, this Agreement, any of the Transactions or any matters forming the basis for such termination.

(c) Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 9.3(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of its former, current or future officers, directors, partners, stockholders, optionholders, managers, members, Affiliates or Representatives (collectively, “Company Related Parties”) in any circumstance in which the Termination Fee becomes due and payable, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to, arising out of, or in connection with, this Agreement or the Transactions. For the avoidance of doubt, Parent or Purchaser may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 10.5(b) or the payment of the Termination Fee pursuant to Section 9.3(b), but in no event shall Parent or Purchaser be entitled to both (i) equitable relief ordering the Company to consummate the Transactions in accordance with Section 10.5(b) and (ii) the payment of the Termination Fee pursuant to Section 9.3(b).

(d) Each Party acknowledges that the agreements contained in this Section 9.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. Each Party further acknowledges that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parent and Purchaser in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions.

ARTICLE 10

MISCELLANEOUS PROVISIONS

Section 10.1 Amendments. Prior to the Offer Acceptance Time, subject to Section 7.4(e), this Agreement may be amended only with the approval of the Company Board and the board of directors of Parent (or a duly authorized committee of the respective board of directors). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 10.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.3 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any certificate, instrument or document delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms expressly apply or are to be performed in whole or in part after the Effective Time and (b) this Article 10.

Section 10.4 Entire Agreement; Counterparts. This Agreement (including the Company Disclosure Schedules and the exhibits, annexes, schedules and instruments referred to herein) constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Non-Disclosure Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Non-Disclosure Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.5 Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 10.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 10.8. Each of the Parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum (including, any claim based on the doctrine of forum non conveniens or any similar doctrine). The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the terms and conditions of this Section 10.5(b), the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 9.3: (x) except with respect to monetary damages, are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (y) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent nor Purchaser would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.5(b) shall not be required to provide any bond or other security in connection with the seeking of any such injunction or specific performance.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.6 Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void ab initio and of no effect.

Section 10.7 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Offer Acceptance Time occurs (A) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable and (B) the right of the holders of Company Stock Awards to receive the Merger Consideration pursuant to Section 3.8; (ii) each

Indemnified Person set forth in Section 7.4; and (iii) the limitations on liability of the Company Related Parties set forth in Section 9.3(c). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties and that, in some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) on the next Business Day after being sent by registered mail or by courier or express delivery service (with confirmation of delivery), (c) if sent by email transmission prior to 5:00 p.m. recipient’s local time, upon transmission thereof or (d) if sent by email transmission after 5:00 p.m. recipient’s local time, the Business Day following the date of transmission thereof; provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties); provided further that in the case of email transmission, no “bounce back” or similar message of non-delivery is received with respect thereto):

if to Parent or Purchaser (or following the Effective Time, the Company):

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, California 91320-1799

Attention:	Corporate Secretary
Facsimile:	805.499.6751

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:	Francis J. Aquila
Email:	aquilaf@sullcrom.com

if to the Company (prior to the Effective Time):

Five Prime Therapeutics, Inc.

111 Oyster Point Boulevard

South San Francisco, CA 94080

Attention:	Legal Department
Facsimile:	(415) 520-9567
E-mail:	Legal@fiveprime.com

with a copy to (which shall not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention:	Jamie Leigh
Ian Nussbaum
Facsimile:	(415) 693-2222
(212) 479 6275
E-mail:	jleigh@cooley.com
inussbaum@cooley.com

Notwithstanding anything in this Agreement to the contrary, any notice given in accordance with the foregoing clauses (a) or (b) of this Section 10.8 shall only be effective if a duplicate copy of such notice is also given by email in the method described in this Section 10.8.

Section 10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the Parties as closely as possible such that the Transactions are fulfilled to the fullest extent possible. Upon such a holding, the Parties agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner, in order that the Offer, the Merger and the other Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.10 Obligation of Parent. Parent shall ensure that each of its Subsidiaries (including Purchaser), and shall use reasonable best efforts to ensure that each of its Representatives, duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries or its Representatives under this Agreement, and Parent, as applicable, shall be jointly and severally liable with its Subsidiaries and Representatives for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

Section 10.11 Transfer Taxes. Except as expressly provided in Section 3.6(b), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the Transaction shall be paid by Parent and Purchaser when due and payable.

Section 10.12 Interpretations.

(a) For purposes of this Agreement, the Parties agree that:

(i) whenever the context requires, the singular number shall include the plural, and vice versa;

(ii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”;

(iii) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;”

(iv) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders;

(v) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires;

(vi) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date;

(vii) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented as of the date of this Agreement or, thereafter from time to time;

(viii) the information contained in this Agreement and in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of Contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement or such information constitutes a representation or warranty of the Company;

(ix) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”);

(x) all references to “dollars” or “$” are to U.S. Dollars, unless expressly stated otherwise; and

(xi) the measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following August 18 is September 18 and one month following August 31 is October 1).

(b) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require the Company to take any action in violation of applicable Law.

(c) This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. Time is of the essence with respect to the performance of the obligations set forth in this Agreement and the provisions hereof will be interpreted as such.

Section 10.13 Company Disclosure Schedule References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Schedule will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement and any other Section or subsection of this Agreement where the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

FIVE PRIME THERAPEUTICS, INC.

By:	/s/ Thomas Civik
Name:	Thomas Civik
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

AMGEN INC.

By:	/s/ Robert A. Bradway
Name:	Robert A. Bradway
Title:	Chairman of the Board, Chief Executive Officer and President

FRANKLIN ACQUISITION SUB, INC.

By:	/s/ Jonathan P. Graham
Name:	Jonathan P. Graham
Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

FORM OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

FIVE PRIME THERAPEUTICS, INC.

FIRST. The name of the corporation is Five Prime Therapeutics, Inc. (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

FOURTH. The total number of shares that the Corporation shall have authority to issue is 1,000 shares of common stock, and the par value of each of such shares is $0.001.

FIFTH. The board of directors of the Corporation is expressly authorized to adopt, amend or repeal by-laws of the Corporation.

SIXTH. Elections of directors need not be by written ballot except and to the extent provided in the by-laws of the Corporation. The number of directors of the Corporation shall be fixed from time to time pursuant to the by-laws of the Corporation.

SEVENTH. To the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

EIGHTH. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or the Corporation’s certificate of incorporation or by-laws, (4) any action to interpret, apply, enforce or determine the validity of the Corporation’s certificate of incorporation or by-laws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article.

NINTH. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

A-1

ANNEX I

CONDITIONS TO THE OFFER

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger to which this Annex I is attached (the “Agreement”) unless specifically defined in this Annex I. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 2.1(c) of the Agreement) or amend the Offer as otherwise permitted by the Agreement, if: (A) the Minimum Condition shall not be satisfied as of one (1) minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer or (B) any of the additional conditions set forth in clauses (b) through (h) below shall not be satisfied or waived (to the extent permitted by the Agreement and applicable Law) in writing by Parent:

(a) the number of Shares validly tendered (and not properly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represent at least one (1) Share more than 50% of the then issued and outstanding Shares (the “Minimum Condition”);

(b) (i) the representations and warranties of the Company set forth in Section 4.4(a) and the first sentence of Section 4.4(c) (Capitalization, Etc.) of the Agreement shall have been accurate in all respects except for any de minimis inaccuracies at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time);

(ii) the representations and warranties of the Company set forth in Section 4.1 (Due Organization; Subsidiaries; Etc.) Section 4.3 (Authority; Binding Nature of Agreement), Section 4.4(b) and (c) (Capitalization, Etc.) (other than the first sentence of Section 4.4(c)), Section 4.24 (Merger Approval) and Section 4.26 (Brokers and Other Advisors) of the Agreement shall have been accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time);

(iii) the representations and warranties of the Company set forth in Section 4.7(a) (Absence of Changes) shall have been accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time;

(iv) all of the other representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (b)(i), (b)(ii) or (b)(iii) above) shall have been accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all respects at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time), except where any failure of any representation or warranty to be so accurate has not had, and would not reasonably be expected to have, a Material Adverse Effect;

(c) the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

I-1

(d) since the Agreement Date, there shall not have been any Material Adverse Effect that shall be continuing as of the Offer Acceptance Time;

(e) the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been duly satisfied;

(g) there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary, preliminary or permanent Order preventing the acquisition of or payment for Shares pursuant to the Offer, nor shall any action have been taken, or any Law (other than any Antitrust Law) promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; and

(h) this Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived (but solely to the extent permitted by the Agreement and applicable Law) by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser.

I-2

Exhibit 99.1

News Release

AMGEN TO ACQUIRE FIVE PRIME THERAPEUTICS FOR

$1.9 BILLION IN CASH

Acquisition Includes Bemarituzumab, A Phase 3 Ready, First-In-Class Program For Gastric Cancer, the Third Leading Cause of Cancer Mortality Worldwide

Bemarituzumab is a Strong Strategic Fit With Amgen’s Innovative Oncology Portfolio

Amgen to Host Investor Call at 10:30 a.m. EST

THOUSAND OAKS, Calif. and SOUTH SAN FRANCISCO, Calif., March 4, 2021 – Amgen (NASDAQ: AMGN) and Five Prime Therapeutics (NASDAQ: FPRX), a clinical-stage biotechnology company focused on developing immuno-oncology and targeted cancer therapies, today announced an agreement under which Amgen will acquire Five Prime Therapeutics for $38.00 per share in cash, representing an equity value of approximately $1.9 billion. This acquisition adds Five Prime’s innovative pipeline to Amgen’s leading oncology portfolio.

•

Five Prime’s lead asset, bemarituzumab, is a first-in-class, Phase 3 ready anti-FGFR2b antibody with positive data from a randomized, placebo-controlled Phase 2 study in frontline advanced gastric or gastroesophageal junction (GEJ) cancer. Bemarituzumab targets FGFR2b, which has been found to be overexpressed in approximately 30% of patients with non-HER2 positive gastric cancer, as well as other solid tumors.

•

The bemarituzumab Phase 2 FIGHT trial demonstrated clinically meaningful improvements in progression-free survival (PFS), overall survival (OS) and overall response rate (ORR) in the frontline treatment of patients with advanced gastric or GEJ cancer. Additional analysis showed a positive correlation between efficacy and expression of FGFR2b on tumor cells, confirming both the importance of the FGFR2b target and the activity of bemarituzumab against this target.

•	This correlation suggests that FGFR2b could play a role in other epithelial cancers, including lung, breast, ovarian and other cancers.

AMGEN TO ACQUIRE FIVE PRIME THERAPEUTICS FOR $1.9 BILLION IN CASH

•

The acquisition of Five Prime also supports Amgen’s international expansion strategy. Gastric cancer is one of the world’s most common forms of cancer and is particularly prevalent in the Asia-Pacific region, where Amgen expects to generate significant volume growth in the coming years. Amgen plans to leverage its presence in Japan and other Asia-Pacific markets to maximize bemarituzumab’s potential. In addition, as part of this transaction, Amgen will receive a royalty percentage on future net sales in Greater China ranging from the high teens to the low twenties from a pre-existing co-development and commercialization agreement between Five Prime and Zai Lab (Shanghai) Co., Ltd.

•	Five Prime’s additional innovative pipeline programs complement Amgen’s efforts to bring meaningful therapies to oncology patients.

“The acquisition of Five Prime offers a compelling opportunity for Amgen to strengthen our oncology portfolio with a promising late-stage, first-in-class global asset to treat gastric cancer,” said Robert A. Bradway, chairman and chief executive officer at Amgen. “We look forward to welcoming the Five Prime team to Amgen and working with them to leverage our best-in-class monoclonal antibody manufacturing capabilities to supply additional clinical materials, as well as expanded production quantities, to realize the full potential of bemarituzumab for even more patients around the world as quickly as possible.”

“This is an exciting day for patients who may one day benefit from the promise of bemaritizumab and our full pipeline. I’m so proud of the Five Prime team and the science we’ve pioneered,” said Tom Civik, president and chief executive officer of Five Prime. “We see tremendous complementarity between the two companies. Amgen has global reach, world-class resources, and they share our deep passion for science and commitment to patients. I have full confidence that Amgen is the right company to work with us to bring our innovative cancer treatments to patients and to achieve our mission to rewrite cancer.”

Transaction Terms

Under the terms of the merger agreement, which was approved by the Boards of Directors of both companies, Amgen will commence a tender offer to acquire all of the outstanding shares of Five Prime’s common stock for $38.00 per share in cash. Following the completion of the tender offer, a wholly-owned subsidiary of Amgen will merge with Five Prime and shares of Five Prime that have not been tendered and purchased in the tender offer will be converted into the right to receive the same price per share in cash as paid in the tender offer (other than shares held by stockholders who properly demand and perfect appraisal rights under Delaware law).

The transaction is expected to close by the end of the second quarter and is subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of Five Prime’s common stock and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Amgen reaffirmed its full-year outlook with Revenue guidance of $25.8 to $26.6 billion and non-GAAP EPS guidance of $16.00-$17.00.

Goldman Sachs acted as financial advisor to Amgen and Sullivan & Cromwell LLP as its legal advisor. Lazard acted as financial advisor to Five Prime and Cooley LLP as its legal advisor.

Amgen Webcast Investor Call

Amgen will host a webcast call for the investment community on Thursday, March 4, 2021, at 10:30 a.m. EST. Peter H. Griffith, executive vice president and chief financial officer, David M. Reese, M.D., executive vice president of Research and Development, and Murdo Gordon, executive vice president of Global Commercial Operations at Amgen will participate.

AMGEN TO ACQUIRE FIVE PRIME THERAPEUTICS FOR $1.9 BILLION IN CASH

Live audio of the conference call will be broadcast over the internet simultaneously and will be available to members of the news media, investors and the general public. The webcast, as with other selected presentations regarding developments in Amgen’s business given at certain investor and medical conferences, can be accessed on Amgen’s website, www.amgen.com, under Investors. Information regarding presentation times, webcast availability and webcast links are noted on Amgen’s Investor Relations Events Calendar. The webcast will be archived and available for replay for at least 90 days after the event.

About FGFR2b

The fibroblast growth factor (FGF)/fibroblast growth factor receptor (FGFR) pathway is implicated in the development and growth of cancer cells. FGFR2b is a splice variant of FGFR2 which can be found in tumors of epithelial origin. Data from the FIGHT trial suggests that approximately 30 percent of patients with non-HER2 positive gastroesophageal cancers overexpress FGFR2b.1 FGFR2b has also been shown to be overexpressed in numerous other cancers, including lung, breast, ovarian and other cancers.

About Bemarituzumab

Bemarituzumab (anti-FGFR2b) is a first-in-class targeted antibody that blocks fibroblast growth factors (FGFs) from binding and activating FGFR2b, inhibiting several downstream pro-tumor signaling pathways and potentially slowing cancer progression. Five Prime Therapeutics granted an exclusive license to Zai Lab Limited to develop and commercialize bemarituzumab in Greater China, and Zai Lab collaborated with Five Prime Therapeutics on the Phase 2 FIGHT trial in Greater China.

About the FIGHT Trial

The FIGHT study was a randomized, placebo controlled trial that evaluated bemarituzumab plus chemotherapy (mFOLFOX6) versus placebo plus chemotherapy in patients with fibroblast growth factor receptor 2b-positive (FGFR2b+), non HER2 positive frontline advanced gastric or GEJ cancer. The trial enrolled 155 patients in 15 countries across Asia, the European Union, and the United States, with 77 patients randomized to the bemarituzumab arm and 78 patients to the placebo arm.

About Gastric Cancer and GEJ Cancer

Gastric cancer, also known as stomach cancer, is the third most common cause of cancer death worldwide and, excluding non-melanoma skin cancer, the fifth most common cancer worldwide, with over 1,000,000 new cases diagnosed each year.2 For HER2 negative patients, frontline therapy available today is the same systemic chemotherapy available since the 1990s.3,4

About Five Prime Therapeutics

Five Prime Therapeutics is a clinical stage biotechnology company relentlessly focused on rewriting cancer. By tackling the tough scientific questions and untapped pathways, we aim to offer new hope by developing novel, breakthrough therapies that have potential to alter the course of disease in cancers with few treatment options. This vision is what defines us and guides our research, clinical development and partnerships. To build a better tomorrow for people with cancer, we are teaming up with patients, physicians, scientists, and industry partners to make a meaningful difference in patients’ lives. Five Prime collaborates with leading global pharmaceutical companies and has therapies in pre-clinical and clinical development.

AMGEN TO ACQUIRE FIVE PRIME THERAPEUTICS FOR $1.9 BILLION IN CASH

About Amgen Oncology

Amgen Oncology is searching for and finding answers to incredibly complex questions that will advance care and improve lives for cancer patients and their families. Our research drives us to understand the disease in the context of the patient’s life – not just their cancer journey – so they can take control of their lives.

For the last four decades, we have been dedicated to discovering the firsts that matter in oncology and to finding ways to reduce the burden of cancer. Building on our heritage, Amgen continues to advance the largest pipeline in our history, moving with great speed to advance those innovations for the patients who need them.

At Amgen, we are driven by our commitment to transform the lives of cancer patients and keep them at the center of everything we do.

To learn more about Amgen’s innovative pipeline with diverse modalities and genetically validated targets, please visit AmgenOncology.com. For more information, follow us on www.twitter.com/amgenoncology.

About Amgen

Amgen is committed to unlocking the potential of biology for patients suffering from serious illnesses by discovering, developing, manufacturing and delivering innovative human therapeutics. This approach begins by using tools like advanced human genetics to unravel the complexities of disease and understand the fundamentals of human biology.

Amgen focuses on areas of high unmet medical need and leverages its expertise to strive for solutions that improve health outcomes and dramatically improve people’s lives. A biotechnology pioneer since 1980, Amgen has grown to be one of the world’s leading independent biotechnology companies, has reached millions of patients around the world and is developing a pipeline of medicines with breakaway potential.

For more information, visit www.amgen.com and follow us on www.twitter.com/amgen.

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of common stock of Five Prime described in this press release has not commenced. At the time the tender offer is commenced, Amgen and its acquisition subsidiary, Franklin Acquisition Sub, Inc. (“Purchaser”), will file, or will cause to be filed, tender offer materials on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and Five Prime will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY WHEN THEY BECOME AVAILABLE AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials and all other documents filed by, or caused to be filed by, Amgen and Purchaser and Five Prime with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The tender offer materials and related materials also may be obtained for free (when available) under the “Investors – Financials” section of Amgen’s website at https://investors.amgen.com/financials/sec-filings, and the Solicitation/Recommendation

AMGEN TO ACQUIRE FIVE PRIME THERAPEUTICS FOR $1.9 BILLION IN CASH

Statement and such other documents also may be obtained for free (when available) from Five Prime under the “Investors & Media – Financial Information” section of Five Prime’s website at https://investor.fiveprime.com/index.php/sec-filings. FIVE PRIME’S SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY FIVE PRIME OR AMGEN WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, FIVE PRIME AND AMGEN.

Forward Looking Statements

This press release contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend on or refer to future events or conditions, and include words such as “expect,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “believe,” “seek,” “estimate,” “should,” “may,” “assume” and “continue” as well as variations of such words and similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of Five Prime’s business, performance and opportunities; any potential strategic benefits, synergies or opportunities expected as a result of the proposed transaction; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; potential marketing or regulatory approvals for bemarituzumab, or potential future revenues from such product; as well as any assumptions underlying any of the foregoing.

These statements are not guarantees of future performance and they involve certain risks, uncertainties and assumptions that are difficult to predict. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by our forward-looking statements. There can be no guarantee that the proposed tender offer or the transaction described in this press release will be completed, or that it will be completed as currently proposed, or at any particular time. Neither can there be any guarantee that Amgen or Five Prime’s product, bemarituzumab, will achieve any particular future financial results, or that Amgen will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that bemarituzumab will be submitted or approved for sale in any market, or at any particular time. Neither can there be any guarantee that such product will be successfully commercialized even if regulatory approvals are obtained. In particular, our expectations could be affected by, among other things: uncertainties as to the timing of the tender offer and the merger; the risk that the proposed transaction may not be completed in a timely manner or at all; uncertainties as to the percentage of Five Prime’s stockholders tendering their shares in the tender offer; the possibility that competing offers or acquisition proposals for Five Prime will be made; the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential transaction described in this release, as well as potential regulatory actions or delays with respect to the development of bemarituzumab; the occurrence of any event, change or other circumstance that could give rise

AMGEN TO ACQUIRE FIVE PRIME THERAPEUTICS FOR $1.9 BILLION IN CASH

to the termination of the merger agreement; the effect of this announcement or pendency of the proposed transaction on Five Prime’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; risks related to diverting management’s attention from Five Prime’s ongoing business operations; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the successful integration of Five Prime into Amgen subsequent to the closing of the transaction and the timing of such integration; and other risks and factors referred to from time to time in Amgen’s and Five Prime’s filings with the SEC, including Amgen’s current Form 10-K and Five Prime’s current Form 10-K on file with the SEC, including those related to the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection; safety, quality or manufacturing issues; changes in expected or existing competition; and global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors. Amgen and Five Prime are providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

###

CONTACT: Amgen, Thousand Oaks

Megan Fox, 805-447-1423 (media)

Trish Rowland, 805-447-5631(media)

Arvind Sood, 805-447-1060 (investors)

Five Prime Media and Investor Contact

Martin Forrest, 415-365-5625

References

1. Data on file. Five Prime Therapeutics; 2020.

2. Bray F, Ferlay J, Soerjomataram I, et al: Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J Clin. 2018;68(6):394-424. doi:10.3322/caac.21492

3. Wagner AD, Syn NL, Moehler M, et al. Chemotherapy for advanced gastric cancer. Cochrane Database Syst Rev. 2017;8(8):CD004064. doi:10.1002/14651858.CD004064.pub4

4. Drugs approved for stomach (gastric) cancer. Food and Drug Administration. Updated April 21, 2020. Accessed October 14, 2020. https://www.cancer.gov/about-cancer/treatment/drugs/stomach#1